
INTERNATIONAL SPEEDY CO

AR/S

P.E:
11/30/02

2002

ISC
A MOTORSPORTS
ENTERTAINMENT COMPANY



CHICAGOLAND SPEEDWAY



2002 Annual Report

ISC Total Revenue
1998-2002 (In Millions)

	1998	1999	2000	2001	2002
$600					
500					
400					
300					
200					
100					
0					

ISC Operating Income
1998-2002 (In Millions)

	1998	1999	2000	2001	2002
$200					
160					
120					
80					
40					
0					



Annual Report 2002



ISC is positioned to maintain its leadership status while delivering the best in motorsports entertainment.



Letter to Shareholders 3

Selected Financial Data 21

Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations 22

Consolidated Financial Statements 36

Notes to Consolidated
  Financial Statements 40

Report of Independent
  Certified Public Accountants 59

Market Price of and Dividends on
  Registrant's Common Equity
  and Related Stockholder Matters 60

Other Corporate Officers 60

Board of Directors 61

2



James C. France
President and
Chief Operating Officer

Lesa D. Kennedy
Executive Vice President

William C. France
Chairman and Chief Executive Officer

To Our Fellow Shareholders,

International Speedway Corporation enjoyed another successful year during 2002 through solid execution of its growth initiatives. The combination of increased media benefits, strong support from corporate partners, individual fan interest and improved operating efficiencies resulted in record financial results for the Company.

NASCAR's agreements with its television partners continued to post strong results in 2002, with year-over-year average household viewership increasing for the events in the Winston Cup and Busch Series by 3% and 10%, respectively. In addition, the networks continue to actively promote both series, resulting in increased exposure and awareness. Longer term, we believe the combination of outstanding broadcasts and exciting on-track competition will generate additional growth.

We were especially pleased with our success in securing substantial multi-year agreements with corporate marketing partners during 2002. The establishment and renewal of relationships with sponsors including Aaron Rents, Cabela's, Coors, Ford and Subway were important to the success of 2002 and help provide additional visibility for future financial results. During the year we entered into the single largest marketing partnership in the Company's history with Gatorade. These agreements run through 2008 and require substantial annual promotional commitments in addition to payment of sponsorship fees. Gatorade and our other marketing partners recognize the benefit of ISC's national footprint and are leveraging the Company's integrated marketing capabilities to capitalize on the popularity of motorsports entertainment.

Individual consumers continued to support our major events during 2002. Attendance for races was solid during the year and was highlighted by record crowds for several events. We believe maintaining, and in some cases growing, demand during difficult economic times validates our long-standing philosophy of prudent expansion.

In conclusion, despite operating in a challenging economy, the fundamentals of our business remain strong. Our television and corporate partners are supporting the industry through substantial financial and promotional commitments, and fans continue to attend our events in impressive numbers. The future of motorsports is bright, and we believe our premier portfolio of facilities and events place us in an excellent position to capitalize on future growth opportunities in the industry.

Thank you for your support.
See you at the races!

For almost half a century, International Speedway Corporation ("ISC" or the "Company") has been guided by a vision of being the leader in event entertainment by delivering the ultimate experience for our guests. Capitalizing on a business model that encourages success for those involved in the sport, the Company remains focused on promoting events that feature outstanding on-track competition.

Balancing the interests of the teams, sponsors, track operators and major automobile manufacturers, while providing a premium experience for the fans, requires strong and dedicated leadership. For more than 50 years NASCAR has proven themselves as strong stewards of the sport, anchored by the vision that future success relies on their ability to provide opportunities for the sport's participants to prosper.



During this period, NASCAR racing has generated substantial increases in event attendance, television viewership and corporate sponsorship, and 2002 was highlighted by even further accomplishments. During 2002, the Company derived approximately 84% of total revenues from NASCAR-sanctioned events at its wholly-owned facilities.

Key to ISC's success over the years has been the execution of a strategy that encompasses a variety of internal and external growth initiatives. These initiatives are complemented by strong corporate citizenship and a focus on the needs of the Company's guests and business partners, which in turn results in increased shareholder value.



Our Guests.

Motorsports continues to be one of the most watched sports worldwide and fastest growing spectator sports in the United States. The largest auto racing category in the country, in terms of attendance, media exposure and sponsorships, is stock car racing. In addition, the past few years have marked the resurgence of domestic open wheel oval racing due to the success of the Indy Racing League IndyCar Series ("IRL"), a series which is gaining substantial interest and exposure with individual fans as well as corporate and media-related business partners.

Over the years, ISC has contributed to the success of motorsports by offering an outstanding product that is highly valued by its customers. Consumers are faced with many options when deciding how to spend their discretionary income, and ISC competes with a multitude of entities that sell sports and entertainment to consumers. The Company's success continues to be driven by its ability to offer a premium experience for its guests, including the individual fans, corporate customers, participants, media/press, sanctioning



body officials and event-related support. As such, substantial efforts are employed to support the needs of these key constituents, which has helped drive ISC's ability to build a large fan base for its events.

The Company is focused on enhancing the experience of its race guests through a combination of strategic ticketing initiatives, improved quality and diversity of food and beverage concessions, as well as upgraded design, presentation and quality of its events and facilities. These improvements are not limited to spectator amenities, as the experiences of race team members, media/press, safety workers and other personnel are also important to the success of an event. As a result, ISC dedicates considerable efforts to improve the environment for all event-related resources, including extensive staff training and enhancements to medical care centers, team garages, media/press

centers and recreational vehicle areas utilized by drivers, team owners and fans.

Individual consumer demand remained solid during 2002, highlighted by sold out and increased attendance for a substantial number of the Company's major events. As such, an additional 1,500 seats at Kansas, as well as a net of 3,100 seats, four luxury suites and one club-seating suite at Richmond have been approved for completion in 2003.

An important component of ISC's growth has been a long-standing practice of focusing closely on supply and demand when adding capacity at its facilities. Through conservative expansion, the Company has historically been able to keep demand at a higher level than supply, stimulating ticket renewals and advance sales.




While total spending by companies for ISC's events increased during 2002, the Company experienced a slight decline in corporate spending, primarily in the area of pre-race hospitality. However, ISC has a long-term strategy of limiting the amount of capacity allocated to corporate block ticket sales. As a result, individual consumers purchased substantially all of this ticket inventory and largely offset the impact of the reduced corporate spending.

Each of the Company's facilities conducts several major events each year. In addition to adding incremental events, the opportunity exists to accommodate fans that are in town for race weekends by increasing the number of support events. ISC regularly works with the various sanctioning bodies to increase facility utilization through the modification of event schedules. For 2002, successful NASCAR "Triple Header" weekends were conducted at Darlington and Homestead-Miami, which included NASCAR Winston Cup, Busch and Craftsman Truck races. In addition, a Busch event added to Daytona's schedule was conducted the evening before its July Winston Cup race and attendance levels exceeded the prior year when the event was held at Watkins Glen.

In terms of new events, 2002 was highlighted by successful inaugural IRL, American Motorcyclist Association and Grand American Road Racing event weekends at California. In the longer term, the



Company believes the addition of these events to California's schedule will benefit relationships with corporate marketing partners and the television networks, as the facility is located in the United State's second largest media market and offers the opportunity to reach millions of consumers.

The Company continues to be bullish on the future of the IRL. Its business model is focused on generating long-term results, and the IRL continues to gain momentum. The IRL has grown from three events in its 1996 inaugural season to 16 races in 2003, and it has a strong nationwide presence with events located in six of the nation's top ten media markets.

ISC believes the movement of several premier race teams as well as engine manufacturers Toyota and Honda to the IRL increases stability and promotion for the series. The Company expects the manufacturers will support their position at all levels in the sport, including a strong at-track presence. For example, in late 2002 ISC announced Toyota had secured long-term agreements for the title sponsorships of the events at California and Homestead.

All of these factors, combined with exciting racing and the premier status of the Indy 500, are helping the IRL to continue to grow by attracting new fans and corporate sponsors.



Our Television and Other Media-Related Partners.

The most significant news in the industry continues to be the success of NASCAR's television contracts for the Winston Cup and Busch Series. The 2002 season marked the second year of NASCAR's eight-year television contract with FOX and its FX cable network (including the final two years at NASCAR's option), and its six-year agreement with NBC Sports and Turner Sports, for the domestic television broadcast rights.

Annual increases in net revenues from the contracts are expected to range between 15% and 21% from 2001 through 2006, with an average increase of 17%. Net revenue growth for 2002 was approximately 15% and 2003 is estimated to be 16%. The Company anticipates these increases to be a primary driver in ISC's revenue growth over the period, and the strong associated margins are expected to improve operating results and net earnings.

ISC Television Revenue
1998-2002 (In Millions)



Ratings and viewership for the two series continue to exceed expectations. Estimated average household viewership for the 2002 Winston Cup Series events increased 3% over 2001, resulting in more than 278 million viewers. Even more outstanding was the television performance of the Busch Series, with average household viewership up 10%. Viewership for both Winston Cup and Busch is up more than 50% since 2000, which equates to approximately 120 million additional viewers.

The 2002 Winston Cup season included approximately 65% of the events on network broadcasts compared to approximately 30% during 2000. This resulted in additional viewers and exposure for the sport due to the greater number of households reached by network as compared to cable broadcasts. Additionally, Homestead-Miami's 5.2 rating represented the highest national rating ever for an auto race broadcast in direct competition with professional football.

ISC expects the broadcasters to continue to promote their involvement in 2003, which will continue to increase exposure and awareness for the sport. To date, FOX has heavily promoted the 2003 Daytona 500 on its NFL broadcasts, and FOX Sports and its family of networks provided more than 75 hours of programming for Daytona's Speedweeks events. This represents nearly 75% more coverage than in 2001 (when FOX last covered the events surrounding the Daytona 500) and the second highest level of television coverage of professional sports from a single site.

The Company believes the combination of outstanding broadcasts and exciting on-track competition offers a significant opportunity for future growth beyond the direct broadcast rights fees. The networks are



utilizing extensive technology and graphics unprecedented in motorsports to support exceptional booth and pit reporting. In addition, stories about drivers and race teams are helping capitalize on the drama that has always played an important role in the sport. Over the longer term, the Company believes this network support will translate into increased attendance and corporate partnerships for the industry, and ISC expects to continue to participate in this growth.

In addition to opportunities provided through NASCAR's domestic television broadcast rights agreements, the Company remains encouraged by the prospects for long-term revenue opportunities from the sale of ancillary media rights, including international rights and Internet-related media. Strategic relationships with Turner Sports, America Online, Eurosport and others are contributing to growth, and additional agreements are being reached with other media-related partners focused on reaching new audiences and key demographics both domestically and internationally.

Of special mention is the success of Speed Channel. FOX purchased the remaining interest in Speedvision in July 2001 and re-launched the network as Speed Channel in February 2002. Speed Channel was the 8th fastest growing network during 2002, reaching more than 53 million households by the end of



the year. Although its subscriber base is smaller than some of the other networks involved in the sport, its viewership is specifically tailored to the audience motorsports sponsors look to reach. This helps drive higher advertising spending by sponsors, which raises consumer awareness of motorsports.

Beginning in 2003, Speed Channel will televise the NASCAR Craftsman Truck Series. In addition to offering more live event coverage, more exposure will be generated for the series through new programming including pre- and post-race shows, taped replays and ancillary programming. The Company believes expanded cross promotion across all the FOX networks will raise the profile of the Craftsman Truck Series and be a significant catalyst for future growth by attracting additional fans and corporate sponsors.



Our Marketing Partners.

ISC's significant geographic diversification and market penetration result in increased value and opportunities for sponsors. These corporate marketing partners recognize the benefits of the Company's national footprint and superior inventory of marketing assets.

ISC's facilities are located in key markets across the country and have, in total, more than one million grandstand seats. At these facilities, the Company promotes over 100 events annually, including more than 70 major motorsports events. In addition, the majority of the country's population is located within the primary trading areas (a 400-mile radius) of ISC's facilities. These attributes are very attractive to corporate marketing partners. During 2002, the Company had relationships with more than 240 marketing partners covering approximately 120 official status categories. Of this amount, approximately 80 companies held multi-track relationships with ISC, including household names such as AT&T, Dodge, Gatorade, Goodyear, Pepsi and UPS.



ISC Grandstand Seats
1998-2002 (In Thousands)



The Company was successful during the year in securing new partners and renewing existing relationships. Agreements with Aaron Rents, Cabela's, Coors, Ford and Subway contributed to the success of 2002 and provide additional financial visibility for future years.

ISC is extremely proud of its ability to reach long-term agreements for official status positions. These agreements accounted for almost half of the Company's total gross sponsorship revenue for 2002.

ISC was successful in securing title sponsors for its events during the year. The Company announced that Ford Motor Company purchased the entitlement rights for all three events in Homestead-Miami's season finale NASCAR "Triple Header" weekend beginning in 2002. The agreement also provides Ford with an official status



position at the speedway through 2005 and involves a significant promotional commitment in addition to direct dollars paid to ISC. Ford has firmly established distribution channels and is very adept at targeting specific market segments. Ford is expected to use its position as a key marketing platform focused on the Hispanic community, an important demographic in the South Florida market.

Also during 2002, ISC announced a multi-track relationship with Gatorade, which is the single largest marketing partnership in the Company's history. The relationship runs through 2008 and encompasses all ISC facilities, as well as Chicagoland Speedway. This agreement provides Gatorade official status positions at each of the tracks, in addition to retaining title sponsorship of the Winston Cup Gatorade 125 races



and founding sponsor status at DAYTONA USA. Similar to the Ford deal at Homestead-Miami, Gatorade will annually support its position through themed advertising, promotion and other marketing initiatives.

Looking to 2003 and beyond, the Company plans to continue its successful track record of building relationships with corporate marketing partners focused on growing their long-term involvement in the sport. Collectively, ISC's sponsorship agreements are financially significant, multi-year relationships that diversify revenue streams and result in strong earnings and cash flow visibility, as well as protection in times of economic uncertainty.



In the Driver's Seat.

By focusing closely on the needs and evolving expectations of its guests and business partners, ISC has capitalized on attractive growth dynamics, resulting in a strong track record of financial success. With the broadest geographic reach in the industry and an unparalleled portfolio of events, the Company continues to leverage its resources and strengthen relationships. These efforts, combined with an ability to effectively manage supply and demand, enable ISC to achieve solid and consistent operating results.

The fundamentals of the business remain strong. The broadcast partners continue to do an outstanding job of televising and promoting the sport and helping grow the fan base, which is attractive to advertisers and sponsors. More drivers are household names than ever before, and the on-track performance of young competitors has helped broaden the audience for racing. The future of motorsports is bright, and ISC remains focused on continuing to achieve strong operating performance and solid shareholder returns in 2003 and beyond.





Motorsports Entertainment. Coast to Coast.







Selected Financial Data

The following table sets forth our selected financial data as of and for each of the five fiscal years in the period ended November 30, 2002. You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included elsewhere in this report.

	For the Year Ended November 30,				
	1998	1999	2000	2001	2002
	(In Thousands, Except Per Share Data)				
Income Statement Data:					
Revenues:					
Admissions, net	$ 86,946	$ 133,897	$ 192,789	$ 214,494	$ 213,255
Motorsports related income	71,793	115,570	175,809	238,208	259,609
Food, beverage and merchandise income	28,597	46,668	66,880	70,575	70,396
Other income	1,632	2,587	4,952	5,233	7,292
Total revenues	188,968	298,722	440,430	528,510	550,552
Expenses:					
Direct expenses:					
Prize and point fund monies and NASCAR sanction fees	28,767	45,615	71,260	87,859	97,290
Motorsports related expenses	33,283	51,590	82,230	98,458	99,441
Food, beverage and merchandise expenses	15,025	25,539	38,448	38,251	38,109
General and administrative expenses	37,842	54,956	75,030	79,953	80,325
Depreciation and amortization	13,137	25,066	51,150	54,544	41,154
Total expenses	128,054	202,766	318,118	359,065	356,319
Operating income	60,914	95,956	122,312	169,445	194,233
Interest income	4,414	8,780	6,156	3,446	1,211
Interest expense	(582)	(6,839)	(30,380)	(26,505)	(24,277)
Equity in net (loss) income from equity investments	(905)	(1,819)	(631)	2,935	1,907
Minority interest	-	(796)	(100)	992	-
Gain on sale of equity investment	1,245	-	-	-	-
North Carolina Speedway litigation	-	-	(5,523)	-	-
Income before income taxes and cumulative effect of accounting change	65,086	95,282	91,834	150,313	173,074
Income taxes	24,894	38,669	41,408	62,680	66,803
Income before cumulative effect of accounting change	40,192	56,613	50,426	87,633	106,271
Cumulative effect of accounting change (1)	-	-	-	-	(517,249)
Net income (loss)	$ 40,192	$ 56,613	$ 50,426	$ 87,633	$ (410,978)
Earnings per share:					
Basic earnings per share before cumulative effect of accounting change	$ 1.00	$ 1.22	$ 0.95	$ 1.65	$ 2.00
Cumulative effect of accounting change (1)	-	-	-	-	(9.75)
Basic earnings (loss) per share	$ 1.00	$ 1.22	$ 0.95	$ 1.65	$ (7.75)
Diluted earnings per share before cumulative effect of accounting change	$ 1.00	$ 1.22	$ 0.95	$ 1.65	$ 2.00
Cumulative effect of accounting change (1)	-	-	-	-	(9.74)
Diluted earnings (loss) per share	$ 1.00	$ 1.22	$ 0.95	$ 1.65	$ (7.74)
Dividends per share	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.06
Weighted average shares outstanding:					
Basic	40,025,643	46,394,614	52,962,646	52,996,660	53,036,552
Diluted	40,188,800	46,518,977	53,049,293	53,076,828	53,101,535
Balance Sheet Data (at end of period):					
Working capital (deficit)	$ 25,514	$ (51,897)	$ (54,041)	$ (28,471)	$ 12,100
Total assets	476,818	1,599,127	1,665,438	1,702,146	1,155,971
Long-term debt	2,775	496,067	470,551	402,477	309,606
Total debt	3,373	498,722	475,716	411,702	315,381
Total shareholders' equity	366,855	902,470	950,871	1,035,422	622,325

(1) Reflects the adoption of Statement of Financial Accounting Standard ("SFAS") No. 142, which resulted in a non-cash after-tax charge in the first quarter of fiscal 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

We derive revenues primarily from (i) admissions to racing events and motorsports activities held at our facilities, (ii) revenue generated in conjunction with or as a result of motorsports events and activities conducted at our facilities, and (iii) catering, concession and merchandising services during or as a result of these events and activities.

"Admissions" revenue includes ticket sales for all of our racing events, activities at DAYTONA USA and other motorsports activities and amusement.

"Motorsports related income" primarily includes television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals. Our revenues from corporate sponsorships are paid in accordance with negotiated contracts, with the identities of sponsors and the terms of sponsorship changing from time to time. Prior to 2001 we negotiated directly with television and cable networks for coverage of substantially all of our televised NASCAR-sanctioned events. Under those previous arrangements, the event promoter received 100% of the broadcast rights fees for each NASCAR Winston Cup and NASCAR Busch Grand National event and paid 10% of those broadcast rights fees as a component of the sanction fee to NASCAR. The event promoter also paid 25% of those broadcast rights fees as part of awards to the competitors. Commencing in 2001, NASCAR contracted directly with certain network providers for television rights to the entire NASCAR Winston Cup and Busch Grand National series schedules. NASCAR's current broadcast contracts with NBC Sports and Turner Sports extend through 2006 and through 2008 with FOX and its FX cable network. Event promoters share in the television rights fees in accordance with the provision of the sanction agreement for each NASCAR Winston Cup and Busch Grand National series event. Under the terms of this arrangement, NASCAR retains 10% of the gross broadcast rights fees allocated to each NASCAR Winston Cup or NASCAR Busch Grand National event as a component of its sanction fees and remits the remaining 90% to the event promoter. The event promoter continues to pay 25% of the gross broadcast rights fees allocated to the event as part of awards to the competitors.

"Food, beverage and merchandise income" includes revenues from concession stands, hospitality catering, direct sales of souvenirs, programs and other merchandise and fees paid by third party vendors for the right to occupy space to sell souvenirs and concessions at our facilities.

"Direct expenses" include (i) prize and point fund monies and NASCAR sanction fees, (ii) motorsports related expenses, which include costs of competition paid to sanctioning bodies other than NASCAR, labor, advertising and other expenses associated with the promotion of our racing events, and (iii) food, beverage and merchandise expenses, consisting primarily of labor and costs of goods sold.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in the financial statements. The following is a summary of our more significant accounting policies and how they are applied in the preparation of the financial statements.

Advance tickets sales and event-related revenues for future events are deferred until earned. The recognition of event-related expenses is matched with the recognition of event-related revenues. Revenues and related expenses from the sale of merchandise to retail customers, catalog and Internet sales and direct sales to dealers are recognized at the time of sale. We believe that our revenue recognition policies follow guidance issued by the Securities and Exchange Commission in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

We review the valuation of our accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts.

Our consolidated balance sheets include significant amounts of long-lived assets and goodwill. Current accounting standards require testing these assets for impairment based on assumptions regarding our future business outlook. While we continue to review and analyze many factors that can impact our business prospects in the future, our analyses are subjective and are based on conditions existing at and trends leading up to the time the assumptions are made. Actual results could differ materially from these assumptions. Our judgments with regard to our future business prospects could impact whether or not an impairment is deemed to have occurred, as well as the timing of the recognition of such an impairment charge.

We use a combination of insurance and self-insurance for a number of risks including general liability, workers' compensation, vehicle liability and employee-related health care benefits. Liabilities associated with the risks that we retain are estimated by considering various historical trends and forward looking assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

From time to time we utilize derivative instruments in the form of interest rate swaps to assist in managing our interest rate risk. We do not enter into any derivative instruments for trading purposes. All of our derivative instruments qualify, or have qualified, for the use of the "short-cut" method of accounting to assess hedge effectiveness in accordance with SFAS No. 133, as amended, and are recognized in our consolidated balance sheet at their fair value. The fair value of our derivative investments are based on quoted market prices at the date of measurement.

Our estimates of deferred income taxes and the significant items giving rise to deferred tax liabilities reflect our assessment of actual future taxes to be paid on items reflected in our financial statements, giving consideration to both timing and probability of realization. Actual income taxes could vary significantly from these estimates due to future changes in income tax law or changes or adjustments resulting from final review of our tax returns by taxing authorities, which could also adversely impact our cash flow.

Our determination of the treatment of contingent liabilities in the financial statements is based on our view of the expected outcome of the applicable contingency. In the ordinary course of business we consult with legal counsel on matters related to litigation and other experts both within and outside our Company. We accrue a liability if the likelihood of an adverse outcome is probable of occurrence and the amount is estimable. We disclose the matter but do not accrue a liability if either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable.

Future Trends in Operating Results

Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction events at our facilities, particularly with NASCAR, whose sanctioned events at our wholly-owned facilities accounted for approximately 84% of our revenues in fiscal 2002. In January 2003, NASCAR announced it would entertain discussions with track operators regarding potential movement of NASCAR Winston Cup dates to larger markets where there may be greater demand resulting in an opportunity for increased revenues to the track operators. These schedule changes could be phased in beginning in fiscal 2004. In addition to the potential positive financial impact for the track operators, NASCAR anticipates the sport's broadcast and corporate partners could benefit from the additional exposure generated as the events are moved into under-served areas of the country. We believe this could be a significant development and could enhance shareholder value for companies involved in the sport, and we plan to discuss opportunities with NASCAR in the coming months.

Fiscal 2001 was our first year under NASCAR's multi-year consolidated television broadcast rights agreements with NBC Sports, Turner Sports, FOX and FX. These agreements cover the domestic broadcast of NASCAR's entire Winston Cup and Busch Grand National racing seasons from 2001 through 2006. As a result, our television broadcast and ancillary rights revenues increased approximately 84% in fiscal 2001 as compared to fiscal 2000 and approximately 15% in fiscal 2002 as compared to fiscal 2001. We expect media rights revenues, as well as variable costs tied to the percentage of broadcast rights fees required to be paid to competitors as part of NASCAR Winston Cup and Busch Grand National sanction agreements, to continue to increase based on NASCAR's announcement that the annual increase in the domestic television rights fees will range between 15% and 21% from 2001 through 2006, with an average increase of 17%. We expect the increase for fiscal 2003 to be approximately 16%.

NASCAR prize and point fund monies, as well as sanction fees, ("NASCAR direct expenses") are outlined in the sanction agreement for each event and are negotiated in advance of an event. As previously discussed, included in these NASCAR direct expenses are 25 percent of the television broadcast rights fees allocated to our NASCAR Winston Cup and Busch Grand National events for prize and point fund money. These annually-negotiated contractual amounts paid to NASCAR contribute to the support and grow the sport of NASCAR stock car racing through payments to the teams and sanction fees to NASCAR. As such, we do not expect these costs to decrease in the future as a percentage of admissions and motorsports related income. We anticipate any operating margin improvement to come primarily from economies of scale and controlling costs in areas such as motorsports related and general and administrative expenses.

Current and future economic conditions may make it more difficult in the short term to increase our revenues from corporate marketing partnerships than it has been in recent years. However, we believe that our presence in key markets and impressive portfolio of events are beneficial as we continue to pursue renewal and expansion of existing and establishing new corporate marketing partners. We believe that revenues from our corporate marketing partnerships will continue to grow over the long term.

An important component of our operating strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to add capacity that we believe will provide an

acceptable rate of return on invested capital. Through prudent expansion, we attempt to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. Advance ticket sales result in earlier cash flow and reduce the potential negative impact of actual and forecasted inclement weather on ticket sales. While we will join with sponsors and offer promotions to generate additional ticket sales, we avoid rewarding last-minute ticket buyers by discounting tickets. We believe it is more important to encourage advance ticket sales and maintain price integrity to achieve long-term growth than to recognize short-term incremental revenue. We recognize that a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment and other lifestyle and business conditions, can negatively impact attendance at our events. Based on the then current state of the economy and our desire to keep demand at a higher level than supply, we did not add to our grandstand seating capacity during 2002 and instituted only modest increases in the weighted average ticket prices for our 2002 events. Consistent with our strategy described above, we have approved a total of approximately 3,100 and 1,500 net additional grandstand seats at Richmond International Raceway ("Richmond") and Kansas Speedway ("Kansas"), respectively, and four net additional luxury suites and a luxury "Club-type" seating suite at Richmond to be completed for their 2003 events. In addition, based upon current and potential future economic conditions we have continued our strategy of instituting only modest increases in weighted average ticket prices in 2003. We will continue to evaluate expansion opportunities, as well as the pricing of our tickets and other products, on an ongoing basis. Over the long term, we plan to continue to expand capacity at our speedways.

Our future operating results could be adversely impacted by the postponement and/or cancellation of a major motorsports event due to a number of factors, including inclement weather specific to our events, a general postponement and/or cancellation of all major sporting events in this country as occurred following the September 11, 2001, terrorist attacks, by a terrorist attack at any mass gathering or fear of such an attack, or by other acts or prospects of war.

Accounting Change

We elected to early adopt SFAS No. 142, "Goodwill and Other Intangible Assets" in the first quarter of 2002. Accordingly, we did not record goodwill amortization expense in fiscal 2002, while we recorded goodwill amortization expense of approximately $18.4 million, on a pre-tax basis, in fiscal 2001. The majority of our goodwill was associated with our acquisition of Penske Motorsports, Inc. in fiscal 1999 and was not deductible for tax purposes. As a result of the discontinuance of the related amortization, our estimated effective tax rate decreased to approximately 38.6% in fiscal 2002.

Based on an independent appraisal firm's valuation of the reporting unit level fair value using discounted cash flows, which reflect changes in certain assumptions since the date of the acquisitions, and the identification of qualifying intangibles, upon adoption of SFAS No. 142 in the first quarter of 2002, we recorded a non-cash after tax charge of $513.8 million as a cumulative effect of accounting change for the write-off of goodwill. We evaluated our long-lived assets, including goodwill, at November 30, 2001, using estimated undiscounted cash flows in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and this analysis did not result in an impairment. The write-off of goodwill resulted from the use of discounted cash flows in assessment of fair value for each reporting unit as required by SFAS No. 142 and the fact that certain acquired intangible assets were not reclassified and accounted for apart from goodwill upon transition to SFAS No. 142. In addition, Financial Accounting Standards Board ("FASB") Staff Announcement Topic No. D-100 states that the transition provisions do not allow entities to "carve-out" from goodwill any intangible assets not identified and measured at fair value in the initial rendering of a business combination and subsequently accounted for separately from goodwill. At the date of the acquisitions, we recognized our relationships with multiple sanctioning bodies, including NASCAR, Championship Auto Racing Teams ("CART") and Indy Racing League ("IRL") evidenced by the sanction agreement assets, and goodwill as a single asset labeled "Goodwill." We amortized the combined assets over their estimated useful lives of 40 years. According to SFAS No. 142, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill (which included the carrying amount of the acquired intangible assets) over the implied fair value of goodwill (which excludes the fair value of the acquired intangible assets). Thus, the measured goodwill impairment loss was substantially larger than it would have been had the acquired intangible assets been initially recognized apart from goodwill.

Raceway Associates, LLC ("Raceway Associates"), which owns and operates Chicagoland Speedway ("Chicagoland") and Route 66 Raceway and in which we hold a 37.5% indirect equity interest, also elected to early adopt SFAS No. 142. As a result, starting in fiscal 2002 Raceway Associates did not record amortization expense related to goodwill. Our proportionate share of their goodwill amortization that would have been recorded in fiscal 2002 totaled approximately $92,000 based on Raceway Associates' goodwill recorded as of November 30, 2001. During the second quarter of fiscal 2002 Raceway Associates completed the valuation of its

Route 66 Raceway reporting unit using discounted cash flows, which reflect changes in certain assumptions since the date of Raceway Associates' formation, that indicated impairment of the goodwill associated with Route 66 Raceway. Our proportionate share of Raceway Associates' cumulative effect of accounting change related to the write-off of goodwill totaled approximately $3.4 million. In accordance with SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements" we have recognized this impairment in the first quarter of 2002.

The following table sets forth, for each of the indicated periods, certain selected income statement data as a percentage of total revenues:

	Year Ended November 30,		
	2000	2001	2002
Revenues:			
Admissions, net	43.8%	40.6%	38.7%
Motorsports related income	39.9	45.1	47.2
Food, beverage & merchandise income	15.2	13.3	12.8
Other income	1.1	1.0	1.3
Total revenues	100.0	100.0	100.0
Expenses:			
Direct expenses:			
Prize and point fund monies and NASCAR sanction fees	16.2	16.6	17.6
Motorsports related expenses	18.7	18.6	18.1
Food, beverage and merchandise expenses	8.7	7.3	6.9
General and administrative expenses	17.0	15.1	14.6
Depreciation and amortization	11.6	10.3	7.5
Total expenses	72.2	67.9	64.7
Operating income	27.8	32.1	35.3
Interest income (expense) net	(5.5)	(4.4)	(4.2)
Equity in net (loss) income from equity investments	(0.1)	0.5	0.3
Minority interest	-	0.2	-
North Carolina Speedway litigation	(1.3)	-	-
Income before income taxes and cumulative effect of accounting change	20.9	28.4	31.4
Income taxes	9.5	11.8	12.1
Income before cumulative effect of accounting change	11.4	16.6	19.3
Cumulative effect of accounting change	-	-	(94.0)
Net income (loss)	11.4%	16.6%	(74.7%)

Comparison of Fiscal 2002 to Fiscal 2001

In the third quarter of fiscal 2001, we completed the development of and commenced racing operations at Kansas and Chicagoland. Both facilities hosted inaugural schedules featuring major NASCAR, IRL and Automobile Racing Club of America events. Due to the fact that both facilities opened in mid-2001, they were only depreciated for half of the year in fiscal 2001, while they were depreciated for a full year in fiscal 2002. In addition, certain operating and general expenses that were only incurred for a partial year in fiscal 2001 were

incurred by these businesses for a full year in fiscal 2002. Further, while we capitalized approximately $6.3 million in interest expense for the Kansas and Chicagoland projects through their completion in mid-2001, no interest expense was capitalized related to those developments in fiscal 2002. While the fiscal 2002 results for Kansas and Chicagoland would show improvement over the fiscal 2001 results if normalized for depreciation and operating, general and interest expense, actual results reported declined, impacting both expenses related to Kansas and our pro rata share of the income from our investment in Raceway Associates.

Our fiscal 2002 results were also impacted by certain motorsports event schedule changes as follows:

- inaugural IRL, American Motorcyclist Association and Grand American Road Racing Association ("Grand American") events were conducted at California Speedway ("California") during fiscal 2002;

- a Busch Grand National series event was scheduled by NASCAR at Daytona International Speedway ("Daytona") in the third quarter of fiscal 2002. NASCAR scheduled this event at Watkins Glen International in the third quarter of fiscal 2001;

- Michigan International Speedway ("Michigan") hosted its inaugural IRL event in fiscal 2002 in lieu of an open wheel event historically sanctioned by CART. In conjunction with the IRL event, NASCAR scheduled a Craftsman Truck Series event at Michigan while an Automobile Racing Club of America event was conducted as a support event to the CART race in 2001;

- a Craftsman Truck Series event was scheduled by NASCAR at Nazareth Raceway ("Nazareth") in fiscal 2001, however, no similar event was conducted in 2002;

- Nazareth hosted its inaugural IRL event during fiscal 2002 in lieu of an open wheel event historically sanctioned by CART;

- we sold our interest in Tucson Raceway effective November 2001. As a result, our 2002 operations do not include the operating results of that short track facility.

These schedule changes and other items discussed above impact the comparability of the reported amounts for fiscal 2002 as compared to fiscal 2001.

Admissions revenue decreased approximately $1.2 million, or 0.6%, in fiscal 2002 as compared to fiscal 2001. The decrease is primarily attributable to the previously discussed schedule changes at Michigan and Nazareth, decreased attendance for the CART event at California and inclement weather impacting certain support events preceding the sold-out Daytona 500 as well as certain events conducted at Michigan, Talladega Superspeedway ("Talladega") and Darlington Raceway. These decreases were partially offset by attendance at the NASCAR Busch Grand National series event added to the schedule at Daytona, the previously discussed inaugural events at California and an increase in the weighted average price of tickets sold for certain other events conducted at Daytona and Kansas.

Motorsports related income increased approximately $21.4 million, or 9.0%, in fiscal 2002 as compared to fiscal 2001. Over three-quarters of this increase is a result of increased television broadcast and ancillary rights fees for NASCAR Winston Cup and NASCAR Busch Grand National series events conducted during the year. The remaining increase is primarily attributable to increased promotional and sponsorship revenues and the inaugural events at California. These increases were partially offset by decreases related to certain other previously discussed schedule changes, decreases in promotional and sponsorship, hospitality and other revenues for the CART event at California and hospitality at certain events at Daytona.

Food, beverage and merchandise income decreased approximately $179,000, or 0.3%, in fiscal 2002 as compared to fiscal 2001. The decrease is primarily attributable to the anticipated decrease in merchandise, food, beverage and catering sales at events conducted at Kansas and merchandise and souvenir program sales at Chicagoland as both facilities held grand openings and inaugural events in the prior year. To a lesser extent, non-event related merchandise sales, lower hospitality related catering sales at Daytona and inclement weather impacting attendance at certain previously discussed events contributed to the decrease. Partially offsetting these decreases were increased food, beverage, merchandise and third party commissions for a number of other events conducted during the year, our assumption of catering operations at Phoenix International Raceway ("Phoenix") and the previously discussed inaugural events at California.

Other income increased approximately $2.1 million, or 39.3%, in fiscal 2002 as compared to fiscal 2001. This increase is primarily attributable to a gain on the sale of real property in the third quarter of fiscal 2002.

Prize and point fund monies and NASCAR sanction fees increased approximately $9.4 million, or 10.7%, in fiscal 2002 as compared to fiscal 2001. The increase is primarily attributable to increased prize and point fund monies. The majority of that increase was related to increased television broadcast rights fees for the NASCAR Winston Cup and NASCAR Busch Grand National events conducted during the year, as standard NASCAR sanctioning agreements require that a specified percentage of broadcast rights fees be paid to competitors.

Motorsports related expenses increased approximately $1.0 million, or 1.0%, in fiscal 2002 as compared to fiscal 2001. The increase is primarily attributable to sanction fees and other direct operating costs for the inaugural events

conducted at California and, to a lesser extent, strategic marketing initiatives and other direct operating costs including increased security measures at events conducted during fiscal 2002. These increases were partially offset by lower sanction fees for the open wheel events at Michigan and Nazareth and, to a lesser extent, cost containment at a number of our events. Motorsports related expenses as a percentage of combined admissions and motorsports related income decreased to approximately 21.0% in fiscal 2002 from approximately 21.8% in fiscal 2001. This decrease is primarily attributable to increased television broadcast rights fees and lower sanction fees for the open wheel events at Michigan and Nazareth, partially offset by the previously discussed inaugural events at California.

Food, beverage and merchandise expenses decreased approximately $142,000, or 0.4%, in fiscal 2002 as compared to fiscal 2001. The decrease is primarily attributable to product and other costs associated with the previously discussed decrease in sales at events conducted at Kansas and Chicagoland and, to a lesser extent, product costs related to a decrease in the current year for certain non-event merchandise sales. These decreases are partially offset by increased product and other costs associated with increased sales at numerous events during the year, including the inaugural events at California and the assumption of catering operations at Phoenix. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income in fiscal 2002 was comparable to fiscal 2001, with margin improvement resulting from a decrease in certain lower margin non-event merchandise sales being offset by certain retail pricing changes and numerous other factors.

General and administrative expenses increased approximately $372,000, or 0.5%, in fiscal 2002 as compared to fiscal 2001. Increases attributable to professional fees, certain strategic technology initiatives and insurance were largely offset by costs incurred during the prior year for which there were no comparable costs in fiscal 2002, including doubtful accounts, and containment of certain costs attributable to our ongoing business. General and administrative expenses as a percentage of total revenue decreased from approximately 15.1% in fiscal 2001 to approximately 14.6% in fiscal 2002 primarily as a result of our revenue growth combined with a decrease in write-offs of receivables in fiscal 2002 and controlling growth in general and administrative expenses in fiscal 2002.

Depreciation and amortization expense decreased approximately $13.4 million, or 24.5%, in fiscal 2002 as compared to fiscal 2001. The decrease is attributable to our adoption of SFAS No. 142 on December 1, 2001, and the related discontinuance of goodwill amortization. During fiscal year 2001 we recorded goodwill amortization of approximately $18.4 million before tax, or $0.30 per diluted share after tax. This decrease is partially offset by depreciation related to Kansas, as depreciation on Kansas did not begin until it commenced operations in June 2001.

Interest income decreased by approximately $2.2 million, or 64.9%, in fiscal 2002 as compared to fiscal 2001. The decrease is primarily due to lower interest rates in fiscal 2002 and, to a lesser extent, the use of restricted investments to complete the construction of Kansas in fiscal 2001. The decrease was partially offset by increased cash balances during fiscal 2002.

Interest expense decreased by approximately $2.2 million, or 8.4%, in fiscal 2002 as compared to fiscal 2001. This decrease is attributable to lower average balances on our credit facilities and decreased interest rates on the Senior Notes, as a result of an interest rate swap agreement, as well as for our credit facilities. This decrease was largely offset by interest capitalized on borrowings for the Kansas and Chicagoland developments during fiscal 2001, which began operations in the third quarter of fiscal 2001.

Equity in net income from equity investments represents our pro rata share of the current income from our 37.5% equity investment in Raceway Associates. Raceway Associates owns and operates Chicagoland and Route 66 Raceway. The decrease for fiscal 2002, as compared to fiscal 2001, is attributable to certain operating, interest and depreciation expenses during the current period as Chicagoland did not commence operations until the third quarter of fiscal 2001.

The decrease in our effective income tax rate in fiscal 2002, as compared to fiscal 2001, is primarily attributable to the adoption of SFAS No. 142 effective December 1, 2001, which requires that we no longer amortize goodwill into earnings. The majority of our goodwill associated with the Penske Motorsports, Inc., acquisition in fiscal 1999 was not deductible for tax purposes and therefore created a higher effective tax rate in prior periods.

As a result of the foregoing, our income before cumulative effect of accounting change increased approximately $18.6 million, or 21.3%, in fiscal 2002 as compared to fiscal 2001.

The cumulative effect of accounting change recognized in the first quarter of fiscal 2002 consists of the non-cash after-tax charges associated with our write-off of goodwill, as well as the write-off of goodwill by Raceway Associates, upon adoption of SFAS No. 142 on December 1, 2001.

Comparison Of Fiscal 2001 To Fiscal 2000

Due to the following factors, our fiscal 2001 results of operations, are not necessarily comparable to results in fiscal 2000:

- the increase in television broadcast rights fees, and the related impact on our NASCAR-related direct expenses, as a result of the new television broadcast agreements which began in fiscal 2001 for all NASCAR Winston Cup and NASCAR Busch Grand National events;

- commencement of motorsports event operations at the Kansas and Chicagoland speedways in fiscal 2001;

- sale of our Competition Tire subsidiaries in November 2000;

- the acquisition of the remaining 10% interest we did not already own in Homestead-Miami Speedway ("Miami") in October 2001; and

- certain schedule changes for motorsports events in fiscal 2001 as compared to fiscal 2000.

Admissions revenue increased approximately $21.7 million, or 11.3%, in fiscal 2001 as compared to fiscal 2000. The majority of this increase is attributable to new events in 2001, including the inaugural events conducted at Kansas and an inaugural IRL event at Richmond. An increase in the weighted average price of tickets sold and increased seating capacity at other events conducted at Daytona, Talladega and Richmond also contributed to the increase.

Motorsports related income increased approximately $62.4 million, or 35.5%, in fiscal 2001 as compared to fiscal 2000. Almost three-quarters of this increase is a result of increased television broadcast and ancillary rights fees for NASCAR Winston Cup and NASCAR Busch Grand National events conducted during the year. The remaining increase is primarily attributable to inaugural events at Kansas.

Food, beverage and merchandise income increased approximately $3.7 million, or 5.5%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to merchandise sales at the inaugural events conducted at Kansas and Chicagoland, as well as food and beverage sales and catering operations at Kansas. To a lesser extent, increases in catering, food, beverage and merchandise sales at our other events and merchandise sales at the gift shop adjacent to DAYTONA USA also contributed to the increase. These increases are partially offset by a significant decrease in revenues due to the sale of our Competition Tire subsidiaries in November 2000.

Prize and point fund monies and NASCAR sanction fees increased approximately $16.6 million, or 23.3%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to the increased television broadcast rights fees for the NASCAR Winston Cup and NASCAR Busch Grand National events conducted during the year, as standard NASCAR sanctioning agreements require that a specified percentage of broadcast rights fees be paid to competitors. The inaugural NASCAR events at Kansas also contributed to the increase. These increases were substantially offset by the reduction in NASCAR sanction fees recognized as expense in accordance with the new broadcast rights agreements previously discussed. Over three-quarters of the increase in fiscal 2001 as compared to fiscal 2000, after normalizing for the previously discussed fiscal 2001 decrease in NASCAR sanction fees recognized as expense under the new broadcast rights agreements, is due to increased prize and point fund monies paid by NASCAR to participants in NASCAR events.

Motorsports related expenses increased approximately $16.2 million, or 19.7%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to operating costs associated with the inaugural events conducted at Kansas and Richmond, which include the sanction fees for the non-NASCAR sanctioned events, and, to a lesser extent, increases in personnel and other direct operating costs for other events. Motorsports related expenses as a percentage of combined admissions and motorsports related income decreased from approximately 22.3% in fiscal 2000 to approximately 21.8% in fiscal 2001. This decrease is primarily attributable to increased television broadcast and ancillary rights fees, partially offset by increased operational costs discussed above, as well as by other increases associated with the ongoing expansion of our business.

Food, beverage and merchandise expenses decreased approximately $197,000, or 0.5%, in fiscal 2001 as compared to fiscal 2000. A significant decrease in expenses is attributable to the sale of our Competition Tire subsidiaries in November 2000. This decrease is substantially offset by the cost of sales and other merchandising expenses associated with our operations at the inaugural events conducted at Kansas and Chicagoland, as well as the ongoing expansion of the food, beverage and merchandise operations. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income decreased from approximately 57.5% in fiscal 2000 to approximately 54.2% in fiscal 2001. This decrease is primarily attributable to the sale of our lower margin Competition Tire operations and favorable margins on our inaugural event operations at Kansas. These

decreases were partially offset by incremental operating expenses resulting from the ongoing expansion of our food, beverage and merchandising operations.

General and administrative expenses increased approximately $4.9 million, or 6.6%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to costs associated with our ongoing business, including the operations of the newly developed Kansas Speedway. This increase is partially offset by lower business expansion and integration expenses associated with previous acquisitions incurred during fiscal 2001 as compared to fiscal 2000, as well as the elimination of expenses related to our Competition Tire subsidiaries which were sold in November 2000. General and administrative expenses as a percentage of total revenues decreased from approximately 17.0% in fiscal 2000 to approximately 15.1% in fiscal 2001. This decrease is primarily a result of our revenue growth combined with controlling growth in general and administrative expenses.

Depreciation and amortization expense increased approximately $3.4 million, or 6.6%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to the completion of the Kansas facility, which opened in June 2001 and was depreciated over the remainder of the fiscal year.

Interest income decreased by approximately $2.7 million, or 44.0%, in fiscal 2001 as compared to fiscal 2000. The decrease is primarily due to lower average investment balances and, to a lesser extent, lower interest rates in fiscal 2001.

Interest expense decreased by approximately $3.9 million, or 12.8%, in fiscal 2001 as compared to fiscal 2000. This decrease is attributable to lower average outstanding balances and lower interest rates on our credit facilities in fiscal 2001 as compared to fiscal 2000. This decrease is partially offset by a decrease in interest capitalized on borrowings for the Kansas and Chicagoland speedways, which began operations in the third quarter of fiscal 2001.

Equity in net income from equity investments represents our pro rata share of the current income from our 37.5% equity investment in Raceway Associates. Raceway Associates owns and operates Route 66 Raceway as well as Chicagoland, which conducted its inaugural events in fiscal 2001.

The decrease in our effective income tax rate in fiscal 2001, as compared to fiscal 2000, is primarily attributable to the non-deductible portion of the North Carolina Speedway litigation recorded in fiscal 2000 as well as the increase in pretax income in relation to non-deductible goodwill amortization.

As a result of the foregoing, our net income increased approximately $37.2 million, or 73.8%, in fiscal 2001 as compared to fiscal 2000.

Liquidity and Capital Resources

General

We have historically generated sufficient cash flow from operations to fund our working capital needs and capital expenditures at existing facilities, as well as to pay an annual cash dividend. In addition, we have used the proceeds from offerings of our Class A Common Stock, the net proceeds from the issuance of Senior Notes, borrowings under our credit facilities and state and local mechanisms to fund acquisitions and development projects. At November 30, 2002, we had $225 million principal amount of Senior Notes outstanding, total borrowings of approximately $19 million under our term loan arrangements, and a debt service funding commitment of approximately $68.8 million, net of discount, related to the TIF bonds issued by the Unified Government of Wyandotte County/Kansas City, Kansas ("Unified Government"). We had working capital of approximately $12.1 million at November 30, 2002 and a working capital deficit of approximately $28.5 million at November 30, 2001.

Cash Flows

Net cash provided by operating activities was approximately $178.6 million for fiscal 2002, compared to approximately $160.7 million for fiscal 2001. The difference between our net loss of approximately $411.0 million and the $178.6 million of operating cash flow was primarily attributable to:

- the cumulative effect of accounting change of $517.2 million;

- depreciation and amortization of $41.2 million;

- deferred income taxes of $29.5 million;

- an increase in income taxes payable of $4.5 million;

- an increase in accounts payable and other current liabilities of $2.9 million;

- amortization of unearned compensation and financing costs of $2.8 million; and

- a decrease in inventories, prepaid expenses and other current assets of $2.2 million.

These differences are partially offset by an increase in receivables of $5.4 million, undistributed income from equity investments of $1.9 million and a decrease in deferred income of $1.8 million.

Net cash used in investing activities was approximately $40.3 million for fiscal 2002, compared to approximately $72.0 million for fiscal 2001. Our use of cash for investing activities reflects $53.5 million in capital expenditures. This use of cash is partially offset by $5.6 million in proceeds from subordinate sales tax special obligation revenue bonds issued by the Unified Government, $4.0 million in proceeds from Raceway Associates as repayment of previous advances, $3.8 million in proceeds relating to the sale of certain real property and other assets and $1.3 million in proceeds from restricted investments related to the development of Kansas.

Net cash used in financing activities was approximately $100.0 million for fiscal 2002, compared to approximately $68.3 million for fiscal 2001. Our use of cash for financing activities reflects payments under credit facilities of $90.0 million, $9.2 million in payments of long-term debt, $3.2 million in cash dividends paid and $831,000 used to reacquire previously issued common stock. Partially offsetting these items is $3.2 million received in connection with the termination of the Senior Notes interest rate swap agreement.

Capital Expenditures

Capital expenditures totaled approximately $53.5 million for fiscal 2002, compared to $98.4 million for fiscal 2001. Capital expenditures during fiscal 2002 related to purchases of land and other land improvements for the expansion of parking capacity and other uses, enhancements to DAYTONA USA and a variety of additional improvements.

Based on capital projects currently approved we expect to make capital expenditures totaling approximately $46.8 million for approved projects at our facilities which are expected to be completed within the next 24 months. These projects include construction of additional grandstand seating capacity at Richmond and Kansas and four net additional luxury suites and a luxury "Club-type" seating suite at Richmond, acquisition of land for expansion of parking capacity and other uses and a variety of additional improvements. We review the capital expenditure program periodically and modify it as required to meet current business needs.

Future Liquidity

Our $250 million senior revolving credit facility ("Credit Facility") matures on March 31, 2004, and accrues interest at LIBOR plus 50 -100 basis points, based on certain financial criteria. At November 30, 2002, we did not have any borrowings outstanding under the Credit Facility.

Our Miami subsidiary has a $20 million credit facility ("Miami Credit Facility") and a $19 million term loan ("Term Loan"). The Miami Credit Facility and Term Loan are guaranteed by us and have the same interest terms and restrictive covenants as our Credit Facility. The Miami Credit Facility will be automatically reduced to $15 million in December 2002 and matures on December 31, 2004. At November 30, 2002, we did not have any borrowings outstanding under the Miami Credit Facility. The Term Loan is payable in annual installments which range from $5.5 million to $7.0 million. We have an interest rate swap agreement that effectively fixes the floating rate on the outstanding balance under the Term Loan at 5.6% plus 50-100 basis points, based on certain consolidated financial criteria, for the remainder of the loan period.

Our $225 million principal amount of unsecured Senior Notes bears interest at 7.875% and rank equally with all of our other senior unsecured and unsubordinated indebtedness. The Senior Notes require semi-annual interest payments through maturity on October 15, 2004. The Senior Notes may be redeemed in whole or in part, at our option, at any time or from time to time at a redemption price as defined in the indenture. In December 2001, we entered into an interest rate swap agreement to manage interest rate risk exposure on $100 million of the $225 million principal amount of Senior Notes. Under this agreement, we received fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. In August 2002, we terminated the Senior Notes interest rate swap agreement and received approximately $3.2 million, which is being amortized over the remaining life of the Senior Notes.

In January 1999, the Unified Government issued approximately $71.3 million in TIF bonds in connection with the construction of Kansas Speedway. At November 30, 2002, outstanding principal on the TIF bonds are comprised of a $20.5 million, 6.15% term bond due December 1, 2017, and a $49.7 million, 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government, with payments made in lieu of property taxes ("Funding Commitment") by our wholly-owned subsidiary, Kansas Speedway Corporation. Principal (mandatory redemption) payments per the Funding Commitment are payable by Kansas Speedway Corporation on October 1 of each year. Kansas Speedway Corporation granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. We have agreed to guarantee Kansas Speedway Corporation's Funding Commitment until certain financial conditions have been met. In October 2002, the Unified Government issued additional subordinate sales tax special obligation revenue bonds ("2002 STAR Bonds") totaling approximately $6.3 million to reimburse us for certain construction already completed on the second phase of the

Kansas project and to fund certain additional construction. The 2002 STAR Bonds will be retired with state and local taxes generated within the speedway's boundaries and are not our obligation. Kansas Speedway Corporation has agreed to guarantee the payment of principal, any required premium and interest on the 2002 STAR Bonds. At November 30, 2002, the Unified Government had $6.3 million outstanding on 2002 STAR Bonds. We have agreed to provide financial support to Kansas Speedway Corporation, if necessary, under a keepwell agreement to perform under its guarantee of the 2002 STAR Bonds.

We are a member of Motorsports Alliance (owned 50% by us and 50% by Indianapolis Motor Speedway Corp.), which owns 75% of Raceway Associates. Raceway Associates owns and operates Chicagoland and Route 66 Raceway.

Effective July 2002, Raceway Associates amended its $50 million construction and term loan arrangement and entered into a secured revolving credit facility totaling $15 million. At November 30, 2002, Raceway Associates had approximately $47.6 million outstanding under its construction and term loan and did not have any borrowings outstanding under its credit facility. The members of Motorsports Alliance have agreed to provide financial support to Raceway Associates, if necessary, under a keepwell agreement to perform under its construction and term loan and credit facility on a pro rata basis.

At November 30, 2002, we had contractual cash obligations to repay debt, to make payments under operating agreements, leases and commercial commitments in the form of guarantees and unused lines of credits.

Payments due under these long-term obligations are as follows (in thousands):

| | | Obligations Due by Period | | | |
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 314,160	$ 5,775	$ 239,395	$ 1,405	$ 67,585
Track facility operating agreement	46,795	2,220	4,440	4,440	35,695
Other operating leases	6,573	1,969	3,112	611	881
Total contractual cash obligations	$ 367,528	$ 9,964	$ 246,947	$ 6,456	$ 104,161

Commercial commitment expirations are as follows (in thousands):

| | | Commitment Expiration by Period | | | |
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Guarantees	$ 6,320	$ -	$ 1,245	$ 1,320	$ 3,755
Keepwell agreements	23,800	2,400	4,800	4,800	11,800
Unused credit facilities	270,000	5,000	265,000	-	-
Total commercial commitments	$ 300,120	$ 7,400	$ 271,045	$ 6,120	$ 15,555

During fiscal 1999, we announced our intention to search for a site for a major motorsports facility in the New York metropolitan area. In January 2000, we announced that, through a wholly-owned subsidiary, we entered into an exclusive agreement with the New Jersey Sports and Exposition Authority (the "Authority") to pursue development of a motorsports facility at the Meadowlands Sports Complex in New Jersey. The feasibility phase of the agreement was completed on October 7, 2002. We have entered into negotiations, which extends our exclusivity for ten months.

The Meadowlands Sports Complex, located five miles west of the Lincoln Tunnel, is the site of Giants Stadium, Continental Airlines Arena and Meadowlands Racetrack and is the home of professional sports franchises, horse racing, college athletics, concerts and family shows. The Authority issued a Master Developer Request for Proposal for the redevelopment of the Continental Airlines Arena site in June of 2002. This Request for Proposal process does not eliminate or modify our rights under the exclusive agreement with the Authority described above for any project involving a motorsports

racetrack at the Meadowlands Sports Complex, including the Arena site, until as late as August of 2003. Notwithstanding this fact, we elected to submit a response to the Request for Proposal that described a proposed multi-phased conceptual development on the Arena site. We were not selected as a finalist for redevelopment of the Continental Airlines Arena site, however, we are continuing our negotiations with the Authority with respect to other property at the Meadowlands Sports Complex.

Our cash flow from operations consists primarily of ticket, catering and concession sales and contracted revenues arising from television broadcast rights and marketing partnerships. While we expect our strong operating cash flow to continue in the future, our financial success depends significantly on a number of factors relating to consumer and corporate spending, including economic conditions affecting disposable dollars available from the motorsports industry's principal sponsors. Consumer and corporate spending could be adversely affected by economic, security and other lifestyle conditions, resulting in lower than expected future operating cash flows. General economic conditions were significantly and negatively impacted by the September 11, 2001, terrorist attacks and could be similarly affected by any future attacks or fear of such attacks or acts or prospects of war. In addition, the Internal Revenue Service (the "Service") is currently performing a routine examination of our Federal income tax returns for the years ended November 30, 1999 and 2000 and is examining certain depreciation treatments. We believe that our application of the Federal Income Tax regulations in question, which have been applied consistently since being instituted in 1986 and have been subjected to previous Service audits, is appropriate, and we intend to vigorously defend the merits of our position if necessary. While an adverse resolution of these matters could result in a significant negative impact on cash flow, we do not expect that such an outcome would have a material impact on earnings.

The items discussed above could adversely affect our financial success and future cash flow, however, we believe that cash flows from operations, along with existing cash and available borrowings under our existing credit facilities, will be sufficient to fund:

- operations and approved capital projects at existing facilities for the foreseeable future;

- payments required in connection with the funding of the Unified Government's debt service requirements related to the TIF bonds;

- payments related to our existing debt service commitments;

- any adjustment that may ultimately occur as a result of the examination by the Service; and

- the fees and expenses incurred in connection with the current legal proceeding discussed in Note 11 of the consolidated financial statements included elsewhere in this report.

We intend to pursue further development and/or acquisition opportunities (including the possible development of new motorsports facilities in the New York metropolitan area) the timing, size and success, as well as associated potential capital commitments of which, are unknown at this time. Accordingly, a material acceleration in our growth strategy could require us to obtain additional capital through debt and/or equity financings. Although there can be no assurance, we believe that adequate debt and equity financing will be available on satisfactory terms.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Our adoption of SFAS No. 143 in fiscal 2003 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." Consistent with prior guidance SFAS No. 144 continues to require a three-step approach for recognizing and measuring the impairment of assets to be held and used. Assets to be sold must be stated at the lower of the asset's carrying amount or fair value and depreciation is no longer recognized. SFAS No. 144 is effective for years beginning after December 15, 2001. Our adoption of SFAS No. 144 in fiscal 2003 is not expected to have a material impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." With the rescission of SFAS No. 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. Applying the provisions of APB Opinion No. 30 will distinguish transactions that are part of an entities recurring operations from those that are unusual or infrequent

or that meet the criteria for classification as an extraordinary item. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The provisions of SFAS No. 145 shall be applied for fiscal years beginning after May 15, 2002. Our adoption of SFAS No. 145 in fiscal 2003 is not expected to have a material impact on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. Our adoption of SFAS No. 146 in fiscal 2003 is not expected to have a material impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation's expanded disclosures will not have a material impact on our financial position or results of operations. We are assessing, but at this point do not believe the adoption of the recognition and initial measurement requirements of this interpretation will have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We have applied the disclosure provisions in SFAS No. 148 in our consolidated financial statements and the accompanying notes included elsewhere in this report. Our adoption of SFAS No. 148 in fiscal 2003 is not expected to have a material impact on our financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. Based on the recent release of this interpretation, we have not completed our assessment as to whether or not the adoption of this interpretation will have a material impact on our financial position or results of operations.

Our quarterly results are subject to seasonality and variability.

We derive most of our income from a limited number of NASCAR-sanctioned races. As a result, our business has been, and is expected to remain, highly seasonal based on the timing of major racing events. For example, one of our NASCAR Winston Cup races is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenues and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30. Further, schedule changes as determined by NASCAR or other sanctioning bodies as well as the acquisition of additional, or divestiture of existing, motorsports facilities could impact the timing of our major events in comparison to prior or future periods.

The following table presents certain unaudited financial data for each quarter of fiscal 2001 and 2002 (in thousands, except per share amounts):

	February 28, 2001	May 31, 2001	August 31, 2001	November 30, 2001
	Fiscal Quarter Ended			
Total revenue	$ 120,689	$ 111,996	$ 132,122	$ 163,703
Operating income	44,397	27,511	39,383	58,154
Net income	22,750	13,300	21,767	29,816
Basic earnings per share	0.43	0.25	0.41	0.56
Diluted earnings per share	0.43	0.25	0.41	0.56

	February 28, 2002 (1)	May 31, 2002	August 31, 2002	November 30, 2002
	Fiscal Quarter Ended			
Total revenue	$ 125,759	$ 116,747	$ 136,396	$ 171,650
Operating income	49,182	30,680	49,085	65,287
Income before cumulative effect of accounting change	25,363	14,370	29,555	36,983
Net (loss) income	(491,886)	14,370	29,555	36,983
Basic (loss) earnings per share	(9.28)	0.27	0.56	0.70
Diluted (loss) earnings per share	(9.26)	0.27	0.56	0.70

(1) As a result of the adoption of SFAS No. 142, the Company's Motorsports Events segment recorded a non-cash after-tax charge of $517.2 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of fiscal 2002.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates in the normal course of business. Our interest income and expense are most sensitive to changes in the general level of U.S. interest rates and the LIBOR rate. In order to manage this exposure, we use a combination of debt instruments, including the use of derivatives in the form of interest rate swap agreements. We do not enter into any derivatives for trading purposes.

The objective of our asset management activities is to provide an adequate level of interest income and liquidity to fund operations and capital expansion, while minimizing market risk. We utilize overnight sweep accounts and short-term investments to minimize the interest rate risk. We do not believe that our interest rate risk related to our cash equivalents and short-term investments is material due to the nature of the investments.

Our objective in managing our interest rate risk on our debt is to maintain a balance of fixed and variable rate debt that will lower our overall borrowing costs within reasonable risk parameters. Interest rate swaps are used to convert a portion of our debt portfolio from a variable rate to a fixed rate or from a fixed rate to a variable rate.

The following analysis provides quantitative information regarding our exposure to interest rate risk. We utilize valuation models to evaluate the sensitivity of the fair value of financial instruments with exposure to market risk that assume instantaneous, parallel shifts in interest rate yield curves. There are certain limitations inherent in the sensitivity analyses presented, primarily due to the assumption that interest rates change instantaneously. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts modeled.

As described in Note 8 to the consolidated financial statements, we have various debt instruments that are issued at fixed and variable rates of interest. These financial instruments which have a fixed rate of interest are exposed to fluctuations in fair value resulting from changes in market interest rates. The fair values of long-term debt and interest rate swaps are based on quoted market prices at the date of measurement. Our credit facilities approximate fair value as they bear interest rates that approximate market. At November 30, 2002, our debt outstanding with a variable rate of interest has an interest rate swap agreement that effectively fixes the floating rate and, therefore, a hypothetical increase in interest rates would not increase our interest expense. At November 30, 2002, the fair value of our total long-term debt as determined by quotes from financial institutions, was $331.3 million. The potential decrease in fair value resulting from a hypothetical 10% shift in interest rates would be approximately $6.8 million at November 30, 2002.

We utilize derivative investments in the form of interest rate swaps to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. The notional amount, interest payment and maturity dates of the swaps match the terms of the debt they are intended to modify. The net fair value of our interest rate swaps at November 30, 2002 was a liability of approximately $874,000. The potential decrease in fair value resulting from a hypothetical 10% shift in interest rates would be approximately $18,000.

This sensitivity analysis assumes a parallel shift in the yield curve. Although certain assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates.

Credit risk arises from the possible inability of counter parties to meet the terms of their contracts on a net basis. However, we minimize such risk exposures for these instruments by limiting counter parties to large banks and financial institutions that meet established credit guidelines. We do not expect to incur any losses as a result of counter party default.

Factors That May Affect Operating Results

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify a forward-looking statement by our use of the words "anticipate," "estimate," "expect," "may," "believe," "objective," "projection," "forecast," "goal," and similar expressions. These forward-looking statements include our statements regarding the timing of future events, our anticipated future operations and our anticipated future financial position and cash requirements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. We disclose the important factors that could cause our actual results to differ from our expectations in cautionary statements made in other filings we have made with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in filings with the Securities and Exchange Commission.

Many of these factors are beyond our ability to control or predict. We caution you not to put undue reliance on forward-looking statements or to project any future results based on such statements or on present or prior earnings levels. Information concerning these factors which could cause the actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's other Securities and Exchange Commission filings. Copies of those filings are available from us and/or the Securities and Exchange Commission.

Consolidated Balance Sheets

	November 30,			
	2001		2002	
	(In Thousands)			

ASSETS

Current Assets:

Cash and cash equivalents	$	71,004	$	109,263
Short-term investments		200		200
Receivables, less allowance of $1,500		25,142		30,557
Inventories		4,583		4,799
Prepaid expenses and other current assets		6,466		3,784
Total Current Assets		107,395		148,603
Property and Equipment, net		855,819		859,096
Other Assets:				
Equity investments		32,667		31,152
Goodwill		676,150		92,542
Other		30,115		24,578
		738,932		148,272
Total Assets	$	1,702,146	$	1,155,971

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Accounts payable	$	14,918	$	17,506
Deferred income		100,932		98,315
Current portion of long-term debt		9,225		5,775
Income taxes payable		-		3,939
Other current liabilities		10,791		10,968
Total Current Liabilities		135,866		136,503
Long-Term Debt		402,477		309,606
Deferred Income Taxes		115,711		74,943
Long-Term Deferred Income		11,709		11,709
Other Long-Term Liabilities		961		885
Commitments and Contingencies		-		-
Shareholders' Equity:				
Class A Common Stock, $.01 par value, 80,000,000 shares authorized;				
24,500,608 and 25,319,221 issued and outstanding in 2001 and 2002, respectively		245		253
Class B Common Stock, $.01 par value, 40,000,000 shares authorized;				
28,663,224 and 27,867,456 issued and outstanding in 2001 and 2002, respectively		287		279
Additional paid-in capital		691,670		693,463
Retained earnings (deficit)		346,844		(67,641)
Accumulated other comprehensive loss		(961)		(874)
		1,038,085		625,480
Less unearned compensation-restricted stock		2,663		3,155
Total Shareholders' Equity		1,035,422		622,325
Total Liabilities and Shareholders' Equity	$	1,702,146	$	1,155,971

See accompanying notes

Consolidated Statements of Income

| | Year Ended November 30, | | |
	2000	2001	2002
	(In Thousands, Except Per Share Amounts)		
REVENUES:			
Admissions, net	$ 192,789	$ 214,494	$ 213,255
Motorsports related income	175,809	238,208	259,609
Food beverage and merchandise income	66,880	70,575	70,396
Other income	4,952	5,233	7,292
	440,430	528,510	550,552
EXPENSES:			
Direct expenses:			
Prize and point fund monies and NASCAR sanction fees	71,260	87,859	97,290
Motorsports related expenses	82,230	98,458	99,441
Food, beverage and merchandise expenses	38,448	38,251	38,109
General and administrative expenses	75,030	79,953	80,325
Depreciation and amortization	51,150	54,544	41,154
	318,118	359,065	356,319
Operating income	122,312	169,445	194,233
Interest income	6,156	3,446	1,211
Interest expense	(30,380)	(26,505)	(24,277)
Equity in net (loss) income from equity investments	(631)	2,935	1,907
Minority interest	(100)	992	-
North Carolina Speedway litigation	(5,523)	-	-
Income before income taxes and cumulative effect of accounting change	91,834	150,313	173,074
Income taxes	41,408	62,680	66,803
Income before cumulative effect of accounting change	50,426	87,633	106,271
Cumulative effect of accounting change - company operations	-	-	(513,827)
Cumulative effect of accounting change - equity investment	-	-	(3,422)
Net income (loss)	$ 50,426	$ 87,633	$ (410,978)
Basic earnings per share before cumulative effect of accounting change	$ 0.95	$ 1.65	$ 2.00
Cumulative effect of accounting change	-	-	(9.75)
Basic earnings (loss) per share	$ 0.95	$ 1.65	$ (7.75)
Diluted earnings per share before cumulative effect of accounting change	$ 0.95	$ 1.65	$ 2.00
Cumulative effect of accounting change	-	-	(9.74)
Diluted earnings (loss) per share	$ 0.95	$ 1.65	$ (7.74)
Dividends per share	$ 0.06	$ 0.06	$ 0.06
Basic weighted average shares outstanding	52,962,646	52,996,660	53,036,552
Diluted weighted average shares outstanding	53,049,293	53,076,828	53,101,535

See accompanying notes

Consolidated Statements of Changes in Shareholders' Equity

	Class A Common Stock $.01 Par Value	Class B Common Stock $.01 Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation -Restricted Stock	Total Shareholders' Equity
	(In Thousands)						
Balance at November 30, 1999	$ 229	$ 302	$ 687,321	$ 216,432	$ -	$ (1,814)	$ 902,470
Net income	-	-	-	50,426	-	-	50,426
Cash dividends ($.06 per share)	-	-	-	(3,188)	-	-	(3,188)
Restricted stock grant	-	-	1,978	-	-	(1,978)	-
Reacquisition of previously issued common stock	-	-	(354)	(824)	-	-	(1,178)
Conversion of Class B Common Stock to Class A Common Stock	8	(8)	-	-	-	-	-
Income tax benefit related to restricted stock plan	-	-	1,169	-	-	-	1,169
Amortization of unearned compensation	-	-	-	-	-	1,172	1,172
Balance at November 30, 2000	237	294	690,114	262,846	-	(2,620)	950,871
Comprehensive income							
Net income	-	-	-	87,633	-	-	87,633
Cumulative effect of change in accounting for interest rate swap	-	-	-	-	472	-	472
Interest rate swap	-	-	-	-	(1,433)	-	(1,433)
Total comprehensive income							86,672
Cash dividends ($.06 per share)	-	-	-	(3,190)	-	-	(3,190)
Restricted stock grant	1	-	1,789	-	-	(1,790)	-
Reacquisition of previously issued common stock	-	-	(520)	(445)	-	-	(965)
Conversion of Class B Common Stock to Class A Common Stock	7	(7)	-	-	-	-	-
Forfeiture of restricted shares	-	-	(178)	-	-	128	(50)
Income tax benefit related to restricted stock plan	-	-	465	-	-	-	465
Amortization of unearned compensation	-	-	-	-	-	1,619	1,619
Balance at November 30, 2001	245	287	691,670	346,844	(961)	(2,663)	1,035,422
Comprehensive loss							
Net loss	-	-	-	(410,978)	-	-	(410,978)
Interest rate swap	-	-	-	-	87	-	87
Total comprehensive loss							(410,891)
Cash dividends ($.06 per share)	-	-	-	(3,191)	-	-	(3,191)
Restricted stock grant	-	-	1,977	-	-	(1,977)	-
Reacquisition of previously issued common stock	-	-	(515)	(316)	-	-	(831)
Conversion of Class B Common Stock to Class A Common Stock	8	(8)	-	-	-	-	-
Income tax benefit related to restricted stock plan	-	-	331	-	-	-	331
Amortization of unearned compensation	-	-	-	-	-	1,485	1,485
Balance at November 30, 2002	$ 253	$ 279	$ 693,463	$ (67,641)	$ (874)	$ (3,155)	$ 622,325

See accompanying notes

Consolidated Statements of Cash Flows

	Year Ended November 30,		
	2000	**2001**	**2002**
	(In Thousands)		
OPERATING ACTIVITIES			
Net income (loss)	$ 50,426	$ 87,633	$ (410,978)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of accounting change	-	-	517,249
Depreciation and amortization	51,150	54,544	41,154
Amortization of unearned compensation	1,172	1,619	1,485
Amortization of financing costs	1,418	1,566	1,332
Deferred income taxes	20,254	27,177	29,461
Undistributed loss (gain) from equity investments	631	(2,935)	(1,907)
Minority interest	100	(992)	-
Other, net	(254)	722	(1,634)
Changes in operating assets and liabilities			
Receivables, net	(7,350)	(3,226)	(5,415)
Inventories, prepaid expenses and other current assets	(1,454)	3,394	2,209
Accounts payable and other current liabilities	(13,225)	1,815	2,873
Income taxes payable	-	-	4,544
Deferred income	37,206	(10,631)	(1,759)
Net cash provided by operating activities	140,074	160,686	178,614
INVESTING ACTIVITIES			
Capital expenditures	(132,661)	(98,379)	(53,521)
Proceeds from STAR bonds	-	-	5,589
Proceeds from asset disposals	-	722	3,836
Proceeds from restricted investments	260,736	33,930	1,263
Proceeds from short-term investments	690	400	400
Purchases of short-term investments	(200)	(400)	(400)
Proceeds from affiliate	-	-	4,045
Acquisition, net of cash acquired	(215,627)	(3,878)	-
Proceeds from sale of Competition Tire	7,769	-	-
Equity investments	(11,859)	(1,202)	-
Advances to affiliate	(5,812)	(1,500)	-
Other, net	(2,488)	(1,647)	(1,533)
Net cash used in investing activities	(99,452)	(71,954)	(40,321)
FINANCING ACTIVITIES			
Payments under credit facilities	(31,200)	(71,000)	(90,000)
Proceeds under credit facilities	10,700	12,000	-
Payment of long-term debt	(2,655)	(5,165)	(9,225)
Cash dividends paid	(3,188)	(3,190)	(3,191)
Reacquisition of previously issued common stock	(1,178)	(965)	(831)
Proceeds from interest rate swap	-	-	3,213
Deferred financing fees	(320)	-	-
Net cash used in financing activities	(27,841)	(68,320)	(100,034)
Net increase in cash and cash equivalents	12,781	20,412	38,259
Cash and cash equivalents at beginning of period	37,811	50,592	71,004
Cash and cash equivalents at end of period	$ 50,592	$ 71,004	$ 109,263

See accompanying notes

Notes to Consolidated Statements

NOTE 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS: International Speedway Corporation, including its wholly-owned subsidiaries (collectively the "Company"), is a leading promoter of motorsports entertainment activities in the United States. As of November 30, 2002, the Company owned and/or operated twelve of the nation's major motorsports facilities as follows:

Track Name	Location	Track Length
Daytona International Speedway	Daytona Beach, Florida	2.5 Miles
Talladega Superspeedway	Talladega, Alabama	2.6 Miles
Michigan International Speedway	Brooklyn, Michigan	2.0 Miles
Richmond International Raceway	Richmond, Virginia	0.8 Mile
California Speedway	Fontana, California	2.0 Miles
Kansas Speedway	Kansas City, Kansas	1.5 Miles
Phoenix International Raceway	Phoenix, Arizona	1.0 Mile
Homestead-Miami Speedway	Homestead, Florida	1.5 Miles
North Carolina Speedway	Rockingham, North Carolina	1.0 Mile
Darlington Raceway	Darlington, South Carolina	1.3 Miles
Watkins Glen International	Watkins Glen, New York	3.4 Miles
Nazareth Speedway	Nazareth, Pennsylvania	1.0 Mile

In addition, Raceway Associates, LLC ("Raceway Associates"), in which the Company holds a 37.5% indirect equity interest, owns and operates Chicagoland Speedway and Route 66 Raceway, two nationally recognized major motorsports facilities in Joliet, Illinois.

In fiscal 2002, these motorsports facilities promoted well over 100 stock car, open-wheel, sports car, truck, motorcycle and other racing events, including 20 NASCAR Winston Cup Series events, 16 NASCAR Busch Series, Grand National Division events, eight NASCAR Craftsman Truck Series events, eight Indy Racing League IndyCar Series ("IRL") events, two National Hot Rod Association ("NHRA") National events, one Championship Auto Racing Teams ("CART") FedEx Championship Series event, the premier sports car event in the United States (the Rolex 24 at Daytona sanctioned by the Grand American Road Racing Association ("Grand American") and a number of prestigious motorcycle events.

The Company's business consists principally of racing events at these major motorsports facilities, which, in total, currently have more than 1 million grandstand seats. The Company also conducts, either through operations of the facility or through its wholly-owned subsidiaries operating under the name Americrown, souvenir merchandising operations, food and beverage concession operations and catering services to corporate customers both in suites and chalets at most of the Company's motorsports facilities. However, the Company does not currently conduct food, beverage and catering operations at California. Americrown also produces and

markets motorsports-related merchandise such as apparel, souvenirs and collectibles to retail customers, through Internet and catalog sales and directly to dealers.

MRN Radio, the Company's proprietary radio network, produces and syndicates NASCAR Winston Cup Series, NASCAR Busch Series, Grand National Division, NASCAR Craftsman Truck Series and other races promoted by the Company, as well as some races promoted by others. MRN Radio also provides production services for Winston Cup Vision at almost all NASCAR Winston Cup races and produces daily and weekly NASCAR racing programs.

The Company owns and operates DAYTONA USA - The Ultimate Motorsports Attraction, a motorsports-themed entertainment complex and the Official Attraction of NASCAR that includes interactive media, theaters, historical memorabilia and exhibits, tours and riding/driving experiences of Daytona International Speedway.

SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of International Speedway Corporation and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, bank demand deposit accounts, repurchase agreements and money market accounts at investment firms. Cash and cash

NOTE 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

equivalents exclude certificates of deposit, obligations of U.S. Government Agencies, U.S. Treasury Notes and U.S. Treasury Bills, regardless of original maturity.

The Company maintained its cash with several financial institutions at November 30, 2002. The Company believes that it is not exposed to any significant credit risk on its cash balances due to the strength of the financial institutions.

INVENTORIES: Inventories of items for resale are stated at the lower of cost, determined on the first-in, first-out basis, or market.

PROPERTY AND EQUIPMENT: Property and equipment, including improvements to existing facilities, are stated at cost. Depreciation is provided for financial reporting purposes using the straight-line method over the estimated useful lives as follows:

Buildings, grandstands and tracks	5-34 years
Furniture and equipment	3-20 years

The carrying values of property and equipment are evaluated for impairment based upon expected future undiscounted cash flows. If events or circumstances indicate that the carrying value of an asset may not be recoverable, an impairment loss would be recognized equal to the difference between the carrying value of the asset and its fair value.

EQUITY INVESTMENTS: Equity investments are accounted for using the equity method of accounting. The Company's equity in the net income (loss) from equity investments is recorded as income (loss) with a corresponding increase (decrease) in the investment. Dividends received reduce the investment. The Company recognizes the effects of transactions involving the sale or distribution by an equity investee of its common stock as capital transactions.

Equity investments include the Company's interest in Motorsports Alliance, LLC ("Motorsports Alliance") (owned 50% by the Company and 50% by Indianapolis Motor Speedway Corp.), which owns a 75% interest in Raceway Associates. Raceway Associates owns and operates Chicagoland Speedway and Route 66 Raceway.

The Company's share of undistributed equity in the earnings from equity investments included in retained earnings at November 30, 2001 and 2002 was approximately $1.6 million and $40,000, respectively.

GOODWILL AND INTANGIBLE ASSETS: On December 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142 the Company's goodwill and other intangible assets are evaluated annually, in its fiscal fourth quarter, based upon expected future

discounted cash flows at the reporting unit level. Prior to the adoption of SFAS No. 142 goodwill was amortized by the straight-line method over 40 years.

DEFERRED FINANCING FEES: Deferred financing fees are amortized over the term of the related debt and are included in other non-current assets.

DERIVATIVE FINANCIAL INSTRUMENTS: From time to time the Company uses interest rate swap agreements to minimize the impact of interest rate fluctuations on certain fixed and floating interest rate long-term borrowings. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense.

INCOME TAXES: Income taxes have been provided using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

REVENUE RECOGNITION/DEFERRED INCOME: Admission income and all race-related revenue is earned upon completion of an event and is stated net of admission and sales taxes collected. Advance ticket sales and all race-related revenue on future events are deferred until earned. Revenues from the sale of merchandise to retail customers, Internet and catalog sales and direct sales to dealers are recognized at the time of the sale.

Kansas Speedway Corporation ("KSC") offers Founding Fan Preferred Access Speedway Seating ("PASS") agreements which give purchasers the exclusive right and obligation to purchase KSC season-ticket packages for certain sanctioned racing events annually for thirty years under specified terms and conditions. Among the conditions, licensees are required to purchase all season-ticket packages when and as offered each year. Founding Fan PASS agreements automatically terminate without refund should owners not purchase any offered season tickets.

Net fees received under PASS agreements are deferred and are amortized into income over the expected life of the PASS.

ADVERTISING EXPENSE: Advertising costs are expensed as incurred or, as in the case of race-related advertising, upon the completion of the event. Advertising expense was approximately $9.4 million, $11.2 million and $11.3 million for the years ended November 30, 2000, 2001 and 2002, respectively.

STOCK-BASED COMPENSATION: The Company has a long-term incentive stock plan, which is described more fully in Note 14. The Company accounts for its long-term incentive stock plan under the recognition and measurement principles

Notes to Consolidated Statements

NOTE 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company recognizes stock-based employee compensation cost on its restricted shares awarded over their vesting periods equal to the fair market value of these shares on the date of award. No stock-based employee compensation cost is reflected in net income (loss) relating to stock options as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock based employee compensation for the years ended November 30 (in thousands, except per share amounts):

	2000	2001	2002
Net income (loss), as reported	$ 50,426	$ 87,633	$ (410,978)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	721	996	912
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(789)	(1,157)	(1,133)
Pro forma net income (loss)	$ 50,358	$ 87,472	$ (411,199)
Earnings per share:			
Basic - as reported	$ 0.95	$ 1.65	$ (7.75)
Basic - pro forma	$ 0.95	$ 1.65	$ (7.75)
Diluted - as reported	$ 0.95	$ 1.65	$ (7.74)
Diluted - pro forma	$ 0.95	$ 1.65	$ (7.74)

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS: In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company's adoption of SFAS No. 143 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." Consistent with prior guidance SFAS No. 144 continues to require a three-step approach for recognizing and measuring the impairment of assets to be held and used. Assets to be sold must be stated at the lower of the asset's carrying amount or fair value and depreciation is no longer recognized. SFAS No. 144 is effective for years beginning after December 15, 2001. The Company's adoption of SFAS No. 144 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." With the rescission of SFAS No. 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. Applying the provisions of APB Opinion No. 30 will distinguish transactions that are part of an entities recurring operations from those that are unusual or infrequent or that meet the

NOTE 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

criteria for classification as an extraordinary item. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The provisions of SFAS No. 145 shall be applied for fiscal years beginning after May 15, 2002. The Company's adoption of SFAS No. 145 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. The Company's adoption of SFAS No. 146 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation's expanded disclosures will not have a material impact on the Company's financial position or results of operations. The Company is assessing, but at this point does not believe the adoption of the recognition and initial measurement requirements of this interpretation will have a material impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has applied the disclosure provisions in SFAS No. 148 in these consolidated financial statements and the accompanying notes. The Company's adoption of SFAS No. 148 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. Based on the recent release of this interpretation, the Company has not completed its assessment as to whether or not the adoption of this interpretation will have a material impact on its financial position or results of operations.

COMPARABILITY: For comparability, certain 2000 and 2001 amounts have been reclassified where appropriate to conform with the presentation adopted in 2002.

Notes to Consolidated Statements

NOTE 2 - Accounting Change

The Company elected to early adopt SFAS No. 142, "Goodwill and Other Intangible Assets," in the first quarter of 2002. Accordingly, the Company did not record goodwill amortization expense in fiscal 2002, while we recorded goodwill amortization expense of approximately $18.4 million, on a pre-tax basis, in fiscal 2001. In addition, based on an independent appraisal firm's valuation of the reporting unit level fair value using discounted cash flows, which reflect changes in certain assumptions since the date of the acquisitions, and the identification of qualifying intangibles, the Company recorded a non-cash after tax charge of $513.8 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of 2002. The Company evaluated its long-lived assets, including goodwill, at November 30, 2001 using estimated undiscounted cash flows in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and this analysis did not result in an impairment.

The write-off of goodwill resulted from the use of discounted cash flows in assessment of fair value for each reporting unit as required by SFAS No. 142 and the fact that certain acquired intangible assets were not reclassified and accounted for apart from goodwill upon transition to SFAS No. 142. In addition, FASB Staff Announcement Topic No. D-100 states that the transition provisions do not allow entities to "carve-out" from goodwill any intangible assets not identified and measured at fair value in the initial rendering of a business combination and subsequently accounted for separately from goodwill. At the date of the acquisitions, the Company recognized its relationships with multiple sanctioning bodies, including NASCAR, CART and IRL evidenced by the sanction agreement assets, and goodwill as a single asset labeled "Goodwill." The Company amortized the combined assets over their estimated

useful lives of 40 years. According to SFAS No. 142, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill (which included the carrying amount of the acquired intangible assets) over the implied fair value of goodwill (which excludes the fair value of the acquired intangible assets). Thus, the measured goodwill impairment loss was substantially larger than it would have been had the acquired intangible assets been initially recognized apart from goodwill. If the Company were to acquire additional motorsports facilities in the future, any sanction agreement assets existing at the date of the acquisition would be recorded as an intangible asset separate from goodwill under SFAS No. 142.

Raceway Associates which owns and operates Chicagoland Speedway and Route 66 Raceway and in which the Company holds a 37.5% indirect equity interest, also elected to early adopt SFAS No. 142. As a result, starting in fiscal 2002 Raceway Associates did not record amortization expense related to goodwill. In 2002 the Company's proportionate share of their goodwill amortization would have totaled approximately $92,000 based on Raceway Associates' goodwill as of November 30, 2001. During the second quarter of fiscal 2002, Raceway Associates completed the valuation of its Route 66 Raceway reporting unit using discounted cash flows, which reflect changes in certain assumptions since the date of Raceway Associates' formation, that indicated impairment of the goodwill associated with Route 66 Raceway. The Company's proportionate share of Raceway Associates' cumulative effect of accounting change related to the write-off of goodwill totaled approximately $3.4 million after-tax. In accordance with SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements" the Company has recognized this impairment in the first quarter of 2002.

A reconciliation of net income (loss) and earnings (loss) per share, adjusted to exclude amortization expense, net of tax, for the period prior to adoption and the cumulative effect of accounting change recognized in the current period, for the years ended November 30, is as follows (in thousands, except per share amounts):

	2000	2001	2002
Net income (loss)	$ 50,426	$ 87,633	$ (410,978)
Amortization, net of tax	16,122	15,972	-
Cumulative effect of accounting change	-	-	517,249
Adjusted net income	$ 66,548	$ 103,605	$ 106,271
Basic:			
Earnings (loss) per share	$ 0.95	$ 1.65	$ (7.75)
Amortization net of tax	0.30	0.30	-
Cumulative effect of accounting change	-	-	9.75
Adjusted earnings per share	$ 1.25	$ 1.95	$ 2.00
Diluted:			
Earnings (loss) per share	$ 0.95	$ 1.65	$ (7.74)
Amortization net of tax	0.30	0.30	-
Cumulative effect of accounting change	-	-	9.74
Adjusted earnings per share	$ 1.25	$ 1.95	$ 2.00

NOTE 3 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended November 30 (in thousands, except per share amounts):

	2000	2001	2002
Basic and diluted numerator:			
Income before cumulative effect of accounting change	$ 50,426	$ 87,633	$ 106,271
Cumulative effect of accounting change	-	-	(517,249)
Net income (loss)	$ 50,426	$ 87,633	$ (410,978)
Basic earnings per share calculation:			
Denominator			
Weighted average shares outstanding	52,962,646	52,996,660	53,036,552
Basic earnings per share			
Income before cumulative effect of accounting change	$ 0.95	$ 1.65	$ 2.00
Cumulative effect of accounting change	-	-	(9.75)
Net income (loss)	$ 0.95	$ 1.65	$ (7.75)
Diluted earnings per share calculation:			
Weighted average shares outstanding	52,962,646	52,996,660	53,036,552
Common stock options	-	116	1,763
Contingently issuable shares	86,647	80,052	63,220
Diluted weighted average shares outstanding	53,049,293	53,076,828	53,101,535
Diluted earnings per share			
Income before cumulative effect of accounting change	$ 0.95	$ 1.65	$ 2.00
Cumulative effect of accounting change	-	-	(9.74)
Net income (loss)	$ 0.95	$ 1.65	$ (7.74)

During the years ended November 30, 2000, 2001 and 2002 there were approximately 7,224, 18,160 and 36,534 shares, respectively, that could potentially dilute future earnings per share that were not included in the computation of diluted earnings per share as to do so would have been anti-dilutive.

NOTE 4 - Property and Equipment

Property and equipment consists of the following as of November 30 (in thousands):

	2001	2002
Land and leasehold improvements	$ 207,406	$ 210,825
Buildings, grandstands and tracks	709,018	731,415
Furniture and equipment	76,363	90,731
Construction in progress	15,720	18,558
	1,008,507	1,051,529
Less accumulated depreciation	152,688	192,433
	$ 855,819	$ 859,096

Depreciation expense was approximately $32.6 million, $36.1 million and $41.1 million for the years ended November 30, 2000, 2001 and 2002, respectively.

Notes to Consolidated Statements

NOTE 5 - Goodwill and Intangible Assets

The gross carrying value and accumulated amortization of the major classes of intangible assets relating to the Motorsports Events segment as of November 30, are as follows (in thousands):

	2001	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Workforce	$ 1,195	$ 355
Trademarks	226	199
Other	25	-
Total amortized intangible assets	$ 1,446	$ 554
Non-amortized intangible assets:		
Liquor licenses	$ 153	
Total non-amortized intangible assets	$ 153	

	2002	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Trademarks	$ 226	$ 226
Other	35	8
Total amortized intangible assets	$ 261	$ 234
Non-amortized intangible assets:		
Water rights	$ 535	
Liquor licenses	153	
Total non-amortized intangible assets	$ 688	

The following table presents current and expected amortization expense of the existing intangible assets as of November 30, for each of the following periods (in thousands):

Aggregate amortization expense:

For the year ended November 30, 2002	$ 35

Estimated amortization expense for the year ending November 30:

2003	7
2004	7
2005	6
2006	1
2007	1

The changes in the carrying amount of goodwill relating to the Motorsports Events segment for the year ended November 30, 2002, are as follows (in thousands):

Balance at November 30, 2001	$ 676,150
SFAS No. 142 impairment	(584,448)
Reclassification of workforce intangible	840
Balance at November 30, 2002	$ 92,542

NOTE 6 - Acquisitions

On October 1, 2001, the Company acquired the remaining 10% interest it did not already own in Miami for $3.9 million. As predetermined in the July 1997 Purchase Agreement when the Company acquired its initial 40% interest in Miami, the purchase price was based on 10% of the negotiated facility valuation as of July 1997, plus interest. The acquisition was accounted for under the purchase method of accounting.

NOTE 7 - Divestiture

On November 15, 2000, the Company entered into a Stock Purchase Agreement with Competition Tire, LLC (an unrelated entity) for the sale of the Company's ownership in its Competition Tire subsidiaries. The Company received approximately $7.8 million and recognized a gain of approximately $200,000, net of tax, on the transaction.

NOTE 8 - Long-Term Debt

Long-term debt consists of the following as of November 30 (in thousands):

	2001	2002
Senior Notes, net of (discount) premium of ($199) and $2,626, respectively	$ 224,801	$ 227,626
Credit facilities	90,000	-
TIF bond debt service funding commitment, net of discount of $1,484 and $1,405, respectively	68,851	68,755
Term debt	23,500	19,000
Notes payable	4,550	-
	411,702	315,381
Less: current portion	9,225	5,775
	$ 402,477	$ 309,606

Schedule of Payments

For the year ending November 30:

2003	$ 5,775
2004	6,890
2005	232,505
2006	635
2007	770
Thereafter	67,585
	314,160
Net premium	1,221
Total	$ 315,381

Notes to Consolidated Statements

NOTE 8 - Long-Term Debt (continued)

The Company's $225 million principal amount of unsecured senior notes ("Senior Notes") bear interest at 7.875% and rank equally with all of the Company's other senior unsecured and unsubordinated indebtedness. The Senior Notes require semi-annual interest payments through maturity on October 15, 2004. The Senior Notes may be redeemed in whole or in part, at the option of the Company, at any time or from time to time at a redemption price as defined in the indenture. The Company's subsidiaries are guarantors of the Senior Notes. The Senior Notes also contain various restrictive covenants. In December 2001, the Company entered into an interest rate swap agreement to manage interest rate risk exposure on $100 million of the $225 million principal amount of Senior Notes. Under this agreement, the Company received fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. In August 2002, the Company terminated the Senior Notes interest rate swap agreement and received approximately $3.2 million, which is being amortized over the remaining life of the Senior Notes.

The Company's $250 million senior revolving credit facility ("Credit Facility") matures on March 31, 2004, and accrues interest at LIBOR plus 50-100 basis points based on certain financial criteria. At November 30, 2002, the Company did not have any borrowings outstanding under the Credit Facility. The Credit Facility contains various restrictive covenants.

The Company's Miami subsidiary has a $20 million credit facility ("Miami Credit Facility") and a $19 million term loan ("Term Loan"). The Miami Credit Facility and Term Loan are guaranteed by the Company and have the same interest terms and restrictive covenants as the Company's Credit Facility. The Miami Credit Facility will be automatically reduced to $15 million in December 2002 and matures on December 31, 2004. At November 30, 2002, the Company did not have any borrowings outstanding under the Miami Credit Facility. The Term Loan is payable in annual installments, which range from $5.5 million to $7.0 million. The Company's Miami

subsidiary also has an interest rate swap agreement that effectively fixes the floating rate on the outstanding balance under the Term Loan at 5.6% plus 50-100 basis points, based on certain consolidated financial criteria of the Company, for the remainder of the loan period.

In January 1999, the Unified Government of Wyandotte County/Kansas City, Kansas ("Unified Government"), issued approximately $71.3 million in taxable special obligation revenue ("TIF") bonds in connection with the financing of the construction of the Kansas Speedway. At November 30, 2002, outstanding principal on the TIF bonds are comprised of a $20.5 million, 6.15% term bond due December 1, 2017 and a $49.7 million, 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government, with payments made in lieu of property taxes ("Funding Commitment") by KSC. Principal (mandatory redemption) payments per the Funding Commitment are payable by KSC on October 1 of each year. The semi-annual interest component of the Funding Commitment is payable on April 1 and October 1 of each year. KSC granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. The bond financing documents contain various restrictive covenants. The Company has agreed to guarantee KSC's Funding Commitment until certain financial conditions have been met.

Total interest incurred by the Company was approximately $30.4 million, $26.5 million and $24.3 million for the years ended November 30, 2000, 2001 and 2002, respectively. Total interest capitalized for the years ended November 30, 2000, 2001 and 2002 was approximately $8.3 million, $6.9 million and $415,000, respectively.

Financing costs of approximately $9.2 million and $7.6 million, net of accumulated amortization, have been deferred and are included in other assets at November 30, 2001 and 2002, respectively. These costs are being amortized on an effective yield method over the life of the related financing.

NOTE 9 - Federal and State Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the provision for income taxes for the years ended November 30, are as follows (in thousands):

	2000	2001	2002
Current tax expense:			
Federal	$ 18,661	$ 31,560	$ 29,441
State	2,493	3,944	7,902
Deferred tax expense (benefit):			
Federal	19,725	23,986	29,526
State	529	3,190	(66)
Provision for income taxes	$ 41,408	$ 62,680	$ 66,803

The reconciliation of income tax computed at the federal statutory tax rates to income tax expense for the years ended November 30, are as follows (percent of pre-tax income):

	2000	2001	2002
Income tax computed at federal statutory rates	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.1	3.1	3.6
Nondeductible goodwill	4.6	2.8	-
North Carolina Speedway litigation	1.8	-	-
Other, net	1.5	0.8	-
	45.0%	41.7%	38.6%

The components of the net deferred tax assets (liabilities) at November 30, are as follows (in thousands):

	2001	2002
Amortization and depreciation	$ 296	$ 48,138
Deferred revenues	4,389	4,412
Deferred expenses	2,941	2,645
Loss carryforwards	1,230	2,672
Compensation related	1,539	1,373
Accruals	815	987
Other	379	275
Deferred tax assets	11,589	60,502
Amortization and depreciation	(125,309)	(130,916)
Equity investment	(1,662)	(4,210)
Other	(329)	(319)
Deferred tax liabilities	(127,300)	(135,445)
Net deferred tax liabilities	$(115,711)	$ (74,943)

The Company has recorded deferred tax assets related to various state net operating loss carryforwards totaling approximately $65.6 million, that expire in varying amounts beginning in fiscal 2020.

Notes to Consolidated Statements

NOTE 10 - Capital Stock

The Company's authorized capital includes 80 million shares of Class A Common Stock, par value $.01 ("Class A Common Stock"), 40 million shares of Class B Common Stock, par value $.01 ("Class B Common Stock"), and 1 million shares of Preferred Stock, par value $.01 ("Preferred Stock"). The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain dividend and conversion rights as described below. Each share of Class A Common Stock entitles the holder to one-fifth (1/5) vote on each matter submitted to a vote of the Company's shareholders and each share of Class B Common Stock entitles the holder to one (1) vote on each such matter, in each case including the election of directors. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if and when declared by the Board of Directors out of funds legally available therefrom, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding. Class A Common Stock has no conversion rights. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at

any time at the option of the holder on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date of any meeting of the shareholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations, or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. No shares of Preferred Stock are outstanding. The Board of Directors has not authorized any series of Preferred Stock, and there are no plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock.

NOTE 11 - Commitments and Contingencies

A. International Speedway Corporation has a salary incentive plan (the "ISC Plan") designed to qualify under Section 401(k) of the Internal Revenue Code. Employees of ISC and certain participating subsidiaries who have completed one month of continuous service are eligible to participate in the ISC Plan. After twelve months of continuous service, matching contributions are made to a savings trust (subject to certain limits) concurrent with employees' contributions. The level of the matching contribution depends upon the amount of the employee contribution. Employees become 100% vested upon entrance to the ISC Plan.

The contribution expense for the ISC Plan was approximately $934,000, $1.2 million and $1.2 million for the years ended November 30, 2000, 2001, and 2002, respectively.

B. The estimated cost to complete approved projects and current construction in progress at November 30, 2002 at the Company's existing facilities is approximately $46.8 million.

C. In October 2002, the Unified Government issued additional subordinate sales tax special obligation revenue bonds ("2002 STAR Bonds") totaling approximately $6.3 million to reimburse the Company for certain construction already completed on the second phase of the Kansas Speedway project and to fund certain additional construction. The 2002 STAR Bonds will be retired with state and local taxes generated within the

speedway's boundaries and are not the Company's obligation. Kansas Speedway Corporation has agreed to guarantee the payment of principal, any required premium and interest on the 2002 STAR Bonds. At November 30, 2002, the Unified Government had $6.3 million outstanding on 2002 STAR Bonds. The Company has agreed to provide financial support to Kansas Speedway Corporation, if necessary, under a keepwell agreement to perform under its guarantee of the 2002 STAR Bonds.

D. The Company is a member of Motorsports Alliance (owned 50% by us and 50% by Indianapolis Motor Speedway Corp.), which owns 75% of Raceway Associates. Raceway Associates owns and operates Chicagoland and Route 66 Raceway. Effective July 2002, Raceway Associates amended its $50 million construction and term loan arrangement and entered into a secured revolving credit facility totaling $15 million. At November 30, 2002, Raceway Associates had approximately $47.6 million outstanding under its construction and term loan and did not have any borrowings outstanding under its credit facility. The members of Motorsports Alliance have agreed to provide financial support to Raceway Associates, if necessary, under a keepwell agreement to perform under its construction and term loan and credit facility on a pro rata basis.

NOTE 11 - Commitments and Contingencies (continued)

E. The Company operates the Homestead-Miami Speedway under an operating agreement which expires December 31, 2032 and provides for subsequent renewal terms through December 31, 2075. The Company also has various operating leases for equipment. The future minimum payments under the operating agreement and leases utilized by the Company having initial or remaining noncancellable terms in excess of one year at November 30, 2002, are as follows (in thousands):

For the Year Ending November 30:	Track Operating Agreement	Operating Leases
2003	$ 2,220	$ 1,969
2004	2,220	1,915
2005	2,220	1,197
2006	2,220	381
2007	2,220	230
Thereafter	35,695	881
Total	$ 46,795	$ 6,573

Total expenses incurred under the track operating agreement, these operating leases and all other rentals during the years ended November 30, 2000, 2001 and 2002 was $10.0 million, $11.4 million and $11.8 million, respectively.

F. The Internal Revenue Service (the "Service") is currently performing a routine examination of the Company's Federal income tax returns for the years ended November 30, 1999 and 2000 and is examining certain depreciation treatments. The Company believes that its application of the Federal Income Tax regulations in question, which have been applied consistently since being instituted in 1986 and have been subjected to previous Service audits, is appropriate, and intends to vigorously defend the merits of its position if necessary. While an adverse resolution of these matters could result in a significant impact on cash flow, the Company does not expect that such an outcome would have a material impact on earnings. The Company believes that its cash flows from operations, along with existing cash and available borrowings under its existing credit facilities, are sufficient to fund its operations and approved capital projects at existing facilities for the foreseeable future, payments required in connection with the funding of the Unified Government's debt service requirements related to the TIF bonds, payments related to its existing debt service commitments, any adjustment that may ultimately occur as a result of the examination by the Service and the fees and expenses incurred in connection with the current legal proceedings discussed in item G of this Note.

G. The Company is from time to time a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on the Company's financial condition or results of operations.

In addition to such routine litigation incident to its business, the Company has been party to other legal proceedings which were concluded during the year ending November 30, 2000 as described below:

Souvenir Litigation

The Company and certain subsidiaries were parties to legal proceedings alleging price-fixing activities in connection with the sale of souvenirs and merchandise which have been settled. The settlements were given final approval by the courts, and final orders were entered in the legal proceedings on August 25, 2000.

Under the terms of the settlement agreements, without any admission of wrongdoing on their part, the Company and its subsidiaries, Americrown Service Corporation ("Americrown") and Motorsports International Corp. ("Motorsports International") paid approximately $4.6 million in cash and agreed to redeem $6 million in souvenir merchandise discount coupons to settle with classes which encompass all purchasers of souvenirs and merchandise at NASCAR Winston Cup events during the period from January 1, 1991 to August 25, 2000. In the third quarter of fiscal 1999 the Company accrued approximately $2.8 million representing Americrown's cash portion of the souvenir litigation settlement. The remaining $1.8 million is attributable to Motorsports International and was recorded as a part of the PMI merger purchase price. The effects of the discount coupon program are being recognized as the coupons are redeemed. The cash payments were remitted in fiscal year 2000.

North Carolina Speedway Litigation

In connection with PMI's acquisition of North Carolina Speedway in 1997, certain of the North Carolina Speedway stockholders (constituting more than 5% of the North Carolina shares outstanding prior to acquisition) exercised their right under North Carolina law to dissent to the price paid for the common stock of North Carolina Speedway.

Notes to Consolidated Statements

NOTE 11 - Commitments and Contingencies (continued)

On April 25, 2000, jurors in the North Carolina Speedway dissenter's action case returned a verdict upon which a judgment was entered which entitled the dissenting shareholders to $23.47 per share, an amount $3.86 to $6.70 higher than the original consideration. The financial statements for fiscal year 2000 included an accrual of approximately $5.5 million, representing the judgment and related interest, amounts due to non-dissenting former shareholders and related legal fees. In June 2000, substantially all of the amounts related to this judgment were paid by the Company.

Current Litigation

In addition to the legal proceedings concluded during the year ending November 30, 2000, in February 2002 the Company received service of an amended complaint filed in the United States District Court for the Eastern District of Texas styled Francis Ferko, as Shareholder of Speedway Motorsports, Inc. vs. National Association of Stock Car Racing, Inc.,

International Speedway Corporation, and Speedway Motorsports, Inc. The overall gist of the suit is that Texas Motor Speedway should have a second Winston Cup date annually and that NASCAR should be required by the court to grant Texas Motor Speedway a second Winston Cup date annually. The portion of this suit that is brought against the Company alleges that it conspired with NASCAR and members of the France Family to "refuse to offer a new Winston Cup race date to any non-ISC owned track whenever ISC has desired to host an additional Winston Cup race." The suit seeks unspecified monetary damages from the Company which are claimed to have resulted to Speedway Motorsports from the alleged conspiracy as well as treble damages under the anti-trust laws. The Company believes the suit to be without merit and intends to vigorously pursue the defense of the matter. The fees and expenses associated with the defense of this suit are not covered by insurance and could adversely impact our financial condition or results of operations and cash flows, even if we ultimately prevail.

NOTE 12 - Related Party Disclosures and Transactions

All of the racing events that take place during the Company's fiscal year are sanctioned by various racing organizations such as the American Historic Racing Motorcycle Association ("AHRMA"), the American Motorcyclist Association ("AMA"), the Automobile Racing Club of America ("ARCA"), CART, the Championship Cup Series ("CCS"), the Federation Internationale de l'Automobile ("FIA"), the Federation Internationale Motocycliste ("FIM"), Grand American, Historic Sportscar Racing ("HSR"), the International Race of Champions ("IROC"), IRL, NASCAR, the Professional Monster Trucks ("ProMT"), the Sports Car Club of America ("SCCA"), the Sportscar Vintage Racing Association ("SVRA"), the United States Auto Club ("USAC") and the World Karting Association ("WKA"). NASCAR, which sanctions some of the Company's principal racing events, is a member of the France Family Group which controls in excess of 60% of the combined voting power of the outstanding stock of the Company and some members of which serve as directors and officers. Standard NASCAR sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted. The prize and point fund monies are distributed by NASCAR to participants in the events. Prize and point fund monies paid by the Company to NASCAR for disbursement to competitors totaled approximately $55.7 million, $75.6 million and $83.3 million for the years ended November 30, 2000, 2001 and 2002, respectively.

In addition, NASCAR and the Company share a variety of expenses in the ordinary course of business. NASCAR pays rent to the Company for office space in the Company's corporate office complex in Daytona Beach, Florida. The Company paid rent to NASCAR for office space in Charlotte, North Carolina and New York, New York through mid-fiscal 2002. These rents are based upon estimated fair market lease rates for comparable facilities. NASCAR purchases various tickets and credentials, catering services and suite, track and other equipment rentals from the Company based on similar prices paid by unrelated, third party purchasers of similar items. The Company pays NASCAR for certain advertising, participation in NASCAR racing series banquets and the use of NASCAR trademarks based on similar prices paid by unrelated, third party purchasers of similar items. NASCAR also reimburses the Company for 50% of the compensation paid to personnel working in the Company's legal and risk management departments, as well as 50% of the compensation expense associated with receptionists. The Company's payments to NASCAR for MRN Radio's broadcast rights to NASCAR Craftsman Truck races represents an agreed-upon percentage of the Company's advertising revenues attributable to such race broadcasts. NASCAR's reimbursement for use of the Company's telephone system, mailroom and janitorial, catering, transportation, graphic arts, photo and publishing services, and the Company's reimbursement of NASCAR for use of corporate aircraft, is based on actual usage or an allocation of total actual usage.

NOTE 12 - Related Party Disclosures and Transactions (continued)

The aggregate amount received from NASCAR by the Company for shared expenses, net of amounts paid by the Company for shared expenses, totaled approximately $1.6 million, $1.5 million and $1.8 million during fiscal 2000, 2001 and 2002, respectively.

Grand American sanctions various events at certain of the Company's facilities. While certain officers and directors of the Company are equity investors in Grand American, no officer or director has more than a 10% equity interest. In addition, certain officers and directors of the Company, representing a non-controlling interest, serve on Grand American's Board of Managers. Standard Grand American sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted. The prize and point fund monies are distributed by Grand American to participants in the events. Sanction fees paid by the Company to Grand American totaled approximately $1.4 million, $1.2 million and $1.3 million for the years ended November 30, 2000, 2001 and 2002, respectively.

In addition, Grand American and the Company share a variety of expenses in the ordinary course of business. Grand American pays rent to the Company for office space in the Company's corporate office complex in Daytona Beach, Florida. These rents are based upon estimated fair market lease rates for comparable facilities. Grand American purchases various tickets and credentials, sponsorship, catering services and suite, track and other equipment rentals from the Company based on similar prices paid by unrelated, third party purchasers of similar items. The Company pays Grand American for the use of Grand American's trademarks based on similar prices paid by unrelated, third party purchasers of similar items. Grand American's reimbursement for use of the Company's telephone system, mailroom and janitorial, catering, transportation, graphic arts, photo and publishing services is based on actual usage or an allocation of total actual usage. The aggregate amount received from Grand American by the Company for shared expenses, net of amounts paid by the Company for shared expenses, totaled approximately $191,000, $168,000 and $237,000 during fiscal 2000, 2001 and 2002, respectively.

The Company strives to ensure, and management believes that, the terms of the Company's transactions with NASCAR and Grand American are no less favorable to the Company than could be obtained in arms-length negotiations.

The Company has collateral assignment split-dollar insurance agreements covering the lives of William C. France and James C. France and their respective spouses. Pursuant to the agreements, the Company advanced the annual premiums of approximately $1.2 million each year for a period of eight years which ended in fiscal 2002. Upon surrender of the policies or payment of the death benefits thereunder, the Company is entitled to repayment of an amount equal to the cumulative premiums previously paid by the Company. The Company may cause the agreements to be terminated and the policies surrendered at any time after the cash surrender value of the policies equals the cumulative premiums advanced under the agreements. The Company recorded the insurance expense net of the increase in cash surrender value of the policies associated with these agreements.

Crotty & Bartlett, P.A., a law firm controlled by siblings of W. Garrett Crotty, one of the Company's executive officers, leases office space located in the Company's corporate office complex in Daytona Beach, Florida. The Company engages Crotty & Bartlett for certain legal and consulting services. The aggregate amount paid to Crotty & Bartlett by the Company for legal and consulting services, net of amounts received by the Company for leased office space, totaled approximately $154,000, $134,000 and $73,000 during fiscal 2000, 2001 and 2002, respectively.

J. Hyatt Brown, one of the Company's directors, serves as President and Chief Executive Officer of Brown & Brown, Inc. ("Brown"). Brown has received commissions for serving as the Company's insurance broker for several of the Company's insurance policies, including the Company's property and casualty policy, certain employee benefit programs and the split-dollar arrangements established for the benefit of William C. France, James C. France and their respective spouses. The aggregate commissions received by Brown in connection with the Company's policies were approximately $435,000, $549,000 and $475,000, during fiscal 2000, 2001 and 2002, respectively.

Chapman J. Root, II, one of the Company's directors, is a control person and affiliate of the Root Company, Inc., Root Communications Group and various other entities, including the operations of various radio stations which purchase broadcasting rights to certain programs and live events produced by MRN Radio. The price paid by these radio stations for the broadcast rights are established on the same basis as the price paid by other radio stations for similar broadcasts and in similar markets. The amounts paid by these entities to MRN Radio for the broadcast rights were approximately $10,000, $10,000 and $8,000, during fiscal 2000, 2001 and 2002. In addition, in fiscal 2000 and 2001, the Company purchased certain real properties from entities affiliated with Mr. Root for a total of $743,000 paid in cash and $2.7 million paid in cash and exchange of other certain real property owned by the Company, respectively.

Notes to Consolidated Statements

NOTE 12 - Related Party Disclosures and Transactions (continued)

Walter P. Czarnecki, one of the Company's directors, owns Raceway Services, which purchases tickets and hospitality suite occupancy to events at many of the Company's facilities. The price paid by Raceway Services for these items are established on the same basis as the price paid by other purchasers to the same events without regard to Mr. Czarnecki's status as a director. The amounts paid by Raceway Services to the Company totaled approximately $141,000, $95,000 and $376,000, during fiscal 2000, 2001 and 2002, respectively.

Raceway Associates is owned 75% by Motorsports Alliance and 25% by the former owners of the Route 66 Raceway, LLC. Edward H. Rensi, a director of the Company, owns approximately 1.28% of Raceway Associates.

Pursuant to the merger agreement for the PMI acquisition, the Company was obligated to place three individuals designated by Penske Performance, Inc., on its board of directors and to include such designees as nominees recommended by the Company's Board of Directors at future elections of directors by shareholders. If the holdings of Penske Performance, Inc. fall to less than 7%, but not less than 5%, of the aggregate shares of the Company's outstanding Class A and Class B Common Stock, the Company would be obligated to include as nominees for its board of directors only two individuals designated by Penske Performance, Inc. If the holdings of Penske Performance, Inc. fall to less than 5%, but not less than 2%, of the aggregate shares of the Company's outstanding Class A and Class B Common Stock, the Company would be obligated to include as a nominee for its board of directors only one individual designated by Penske Performance, Inc. If the holdings of Penske Performance, Inc. fall to less than 2% percent of the aggregate shares of the Company's outstanding Class A and Class B Common Stock, the Company would no longer be obligated to include any individuals designated by Penske Performance, Inc. as nominees for the Company's board of directors. Messrs.

Roger S. Penske, Gregory W. Penske and Walter P. Czarnecki are currently the designees of Penske Performance, Inc. serving on the Company's Board of Directors. Penske Performance, Inc. is wholly-owned by Penske Corporation which presently beneficially owns slightly more than three percent of the outstanding stock of the Company. Messrs. Penske, Penske and Czarnecki are also officers and directors of Penske Performance, Inc. and other Penske Corporation affiliates. Roger S. Penske beneficially owns a majority of the voting stock of and controls Penske Corporation and its affiliates. During fiscal 2000 and 2001, Penske Corporation provided the Company with certain executive and legal services at a cost of approximately $662,000 paid in cash and $496,000, paid in both cash and stock, respectively. Also, the Company rented Penske Corporation and its affiliates certain facilities for a driving school and sold admissions to the Company's events, hospitality suite occupancy and related services, merchandise, apparel and racing tires (prior to the sale of the Company's Competition Tire subsidiaries) and accessories to Penske Corporation, its affiliates and other related companies. In fiscal 2000, 2001 and 2002, Penske Corporation, its affiliates and other related companies paid approximately $3.6 million, $2.6 million and $1.2 million, respectively, for the aforementioned goods and services. The Company has outstanding receivables and payables/accrued expenses related to Penske Corporation and its affiliates of approximately $389,000 and $30,000, respectively, at November 30, 2001 and receivables of approximately $44,000 at November 30, 2002.

The Company sold its ownership in its Competition Tire subsidiaries to Competition Tire, LLC on November 15, 2000. The ownership of Competition Tire, LLC includes Competition Tire East, Inc. (an unrelated entity), Penske Performance Holdings Corp. (a wholly-owned subsidiary of Penske Corporation) and certain former members of management of the Company's Competition Tire subsidiaries.

NOTE 13 - Supplemental Disclosures of Cash Flow Information

Cash paid for income taxes and interest for the years ended November 30, is summarized as follows (in thousands):

	2000	2001	2002
Income taxes paid	$ 21,783	$ 31,942	$ 32,290
Interest paid	$ 36,985	$ 32,032	$ 25,146

NOTE 14 - Long-Term Stock Incentive Plan

The Company's 1996 Long-Term Stock Incentive Plan (the "1996 Plan") authorizes the grant of stock options (incentive and nonstatutory), stock appreciation rights and restricted stock. The Company has reserved an aggregate of 1,000,000 shares (subject to adjustment for stock splits and similar capital changes) of the Company's Class A Common Stock for grants under the 1996 Plan.

Restricted Stock Awards

Restricted shares awarded under the 1996 Plan generally are subject to forfeiture in the event of termination of employment prior to vesting dates. Prior to vesting, the 1996 Plan participants own the shares and may vote and receive dividends, but are subject to certain restrictions. Restrictions include the prohibition of the sale or transfer of the shares during the period prior to vesting of the shares. The Company also has the right of first refusal to purchase any shares of stock issued under the 1996 Plan which are offered for sale subsequent to vesting.

The Company awarded and issued 44,017, 40,592 and 43,400 restricted shares of the Company's Class A Common Stock during the years ended November 30, 2000, 2001 and 2002 , respectively, to certain officers and managers under the 1996 Plan. These shares of restricted stock vest at the rate of 50% of each award on the third anniversary of the award date and the remaining 50% on the fifth anniversary of the award date.

Additionally, in April 2001, the Company awarded and issued 6,506 restricted shares of the Company's Class A Common Stock to certain officers under the 1996 Plan. These shares of restricted stock vested on October 16, 2001.

The weighted average grant date fair value of restricted shares granted during the years ended November 30, 2000, 2001 and 2002 totaled $44.94, $38.00 and $45.55, respectively.

The market value of the shares at the date of award has been recorded as "Unearned compensation - restricted stock," which is shown as a separate component of shareholders' equity in the accompanying consolidated balance sheets. The unearned compensation is being amortized over the vesting periods of the shares. In accordance with APB Opinion 25, the Company will recognize a compensation charge over the vesting periods equal to the fair market value of these shares on the date of the award. The total compensation charge recognized as expense during the years ended November 30, 2000, 2001 and 2002, totaled $1.2 million, $1.6 million and $1.5 million, respectively.

Nonqualified and Incentive Stock Options

The Company applies the measurement provisions of APB Opinion 25 and related interpretations in accounting for its stock option plans. A portion of each non-employee director's compensation for their service as a director is through awards of options to acquire shares of the Company's Class A Common Stock under the 1996 Plan. These options become exercisable one year after the date of grant and expire on the tenth anniversary of the date of grant. The Company also grants options to certain non-officer managers to purchase the Company's Class A Common Stock under the 1996 Plan. These options vest over a two and one-half year period and expire on the tenth anniversary of the date of grant.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2000	2001	2002
Expected life (years)	5	5	5
Dividend yield	0.13%	0.15%	0.14%
Expected volatility	30.9%	35.9%	34.4%
Risk-free interest rate	5.75%	4.65%	4.58%
Weighted average fair value of options granted	$ 16.58	$ 15.21	$ 16.51

Notes to Consolidated Statements

NOTE 14 - Long-Term Stock Incentive Plan (continued)

The following table summarizes the activity for options to purchase shares of Class A Common Stock issued and outstanding:

	Weighted Average Exercise Price	Number of Shares
Outstanding at December 1, 1999	$ -	-
Granted	44.50	11,030
Outstanding at November 30, 2000	44.50	11,030
Granted	39.34	35,165
Outstanding at November 30, 2001	40.58	46,195
Granted	43.94	25,224
Forfeited	37.06	(2,000)
Outstanding at November 30, 2002	$ 41.90	69,419
Exercisable at:		
November 30, 2000	$ -	-
November 30, 2001	41.38	19,022
November 30, 2002	41.65	41,176

The following table summarized information about stock options outstanding and exercisable at November 30, 2002:

	Outstanding			Exercisable	
Exercise Price Range	Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$37.06-$44.73	69,419	8.6	$41.90	41,176	$41.65

The tax effect of income tax deductions that differ from expense for financial reporting purposes under these plans is credited or charged to additional paid-in capital.

NOTE 15 - Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, short-term investments, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities.

Fair values of long-term debt and interest rate swaps are based on quoted market prices at the date of measurement. The Company's credit facilities approximate fair value as they bear interest rates that approximate market. At November 30, 2002, the fair value of the remaining long-term debt, which includes the Senior Notes, TIF bond Funding Commitment and Term Loan, as determined by quotes from financial institutions, was $331.3 million compared to the carrying amount of $315.4 million.

From time to time the Company utilizes interest rate swap agreements to limit the impact of the variable interest rate of certain long-term debt. The differential between fixed and variable rates to be paid or received on swaps is accrued as interest rates change in accordance with the agreements and is included in current interest expense. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts on a net basis. The Company entered into an interest swap agreement to limit the impact of the variable interest rate on certain long-term debt. This agreement, with a principal notional amount of $19 million and an estimated fair value of a liability totaling $874,000 at November 30, 2002, expires at December 31, 2004.

The Company's interest rate swap agreement was entered into with a major financial institution which is expected to fully perform under the terms of the agreement.

NOTE 16 - Quarterly Data (Unaudited)

The Company derives most of its income from a limited number of NASCAR-sanctioned races. As a result, the Company's business has been, and is expected to remain, highly seasonal based on the timing of major events. For example, one of Darlington Raceway's Winston Cup Series events is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenue and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30.

The Company's fiscal 2002 results of operations are not necessarily comparable to results of fiscal 2001 as a result of the completion, in the third quarter of fiscal 2001, of the development and commencement of racing operations at Kansas Speedway and Chicagoland. Both facilities hosted inaugural schedules featuring major NASCAR, IRL and Automobile Racing Club of America events. Due to the fact that both facilities opened in mid-2001, they were only depreciated for half of the year in fiscal 2001, while they were depreciated for a full year in fiscal 2002. In addition, certain operating and general expenses that were only incurred for a partial year in fiscal 2001 were incurred by these businesses for a full year in fiscal 2002. Further, while the Company capitalized approximately $6.3 million in interest expense for the Kansas and Chicagoland projects through their completion in mid-2001, no interest expense was capitalized related to those developments in fiscal 2002. The Company's fiscal 2002 results were also impacted by certain motorsports event schedule changes.

The following table presents certain unaudited financial data for each quarter of fiscal 2001 and 2002 (in thousands, except per share amounts):

| | Fiscal Quarter Ended | | | |
	February 28, 2001	May 31, 2001	August 31, 2001	November 30, 2001
Total revenue	$120,689	$111,996	$132,122	$163,703
Operating income	44,397	27,511	39,383	58,154
Net income	22,750	13,300	21,767	29,816
Basic earnings per share	0.43	0.25	0.41	0.56
Diluted earnings per share	0.43	0.25	0.41	0.56

| | Fiscal Quarter Ended | | | |
	February 28, 2002 (1)	May 31, 2002	August 31, 2002	November 30, 2002
Total revenue	$125,759	$116,747	$136,396	$171,650
Operating income	49,182	30,680	49,085	65,287
Income before cumulative effect of accounting change	25,363	14,370	29,555	36,983
Net (loss) income	(491,886)	14,370	29,555	36,983
Basic (loss) earnings per share	(9.28)	0.27	0.56	0.70
Diluted (loss) earnings per share	(9.26)	0.27	0.56	0.70

(1) As a result of the adoption of SFAS No. 142, the Company's Motorsports Events segment recorded a non-cash after-tax charge of $517.2 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of fiscal 2002.

Notes to Consolidated Statements

NOTE 17 - Segment Reporting

The Company's primary business is the promotion of motorsports events at its race facilities. The Company's remaining business units, which are comprised of the radio network production and syndication of numerous racing events and programs, the operation of a motorsports-themed entertainment complex, certain souvenir merchandising operations not associated with the promotion of motorsports events at the Company's facilities, construction management services, leasing operations, financing and licensing operations are included in the "All Other" segment. The Company evaluates financial performance of the business units on operating profit after allocation of corporate selling, general and administrative ("SG&A") expenses. Corporate SG&A expenses are allocated to business units based on each business unit's net revenues to total net revenues.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales are accounted for at prices comparable to unaffiliated customers. Intersegment revenues were approximately $16.8 million, $10.1 million and $9.2 million for the years ended November 30, 2000, 2001, and 2002, respectively (in thousands).

	Year Ended November 30, 2000		
	Motorsports Events	All Other	Total
Revenues	$ 396,664	$ 60,582	$ 457,246
Depreciation and amortization	44,989	6,161	51,150
Operating income	113,212	9,100	122,312
Capital expenditures	110,446	22,215	132,661
Total assets	1,521,639	143,799	1,665,438
Equity Investments	28,579	-	28,579

	Year Ended November 30, 2001		
	Motorsports Events	All Other	Total
Revenues	$ 500,302	$ 38,353	$ 538,655
Depreciation and amortization	49,570	4,974	54,544
Operating income	160,279	9,166	169,445
Capital expenditures	87,729	10,650	98,379
Total assets	1,593,074	109,072	1,702,146
Equity Investments	32,667	-	32,667

	Year Ended November 30, 2002		
	Motorsports Events	All Other	Total
Revenues	$ 521,181	$ 38,538	$ 559,719
Depreciation and amortization	36,021	5,133	41,154
Operating income	184,163	10,070	194,233
Capital expenditures	45,752	7,769	53,521
Total assets	1,036,611	119,360	1,155,971
Equity Investments	31,152	-	31,152

As a result of the adoption of SFAS No. 142, the Motorsports Events segment recorded a non-cash after-tax charge of $517.2 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of fiscal 2002.



ERNST & YOUNG LLP

Report of Independent Certified Public Accountants

The Board of Directors and Shareholders
International Speedway Corporation

We have audited the accompanying consolidated balance sheets of International Speedway Corporation and subsidiaries as of November 30, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended November 30, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Speedway Corporation and subsidiaries at November 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years ended November 30, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 in 2002.

Ernst + Young LLP

Jacksonville, Florida
January 16, 2003

Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

At November 30, 2002, International Speedway Corporation had two issued classes of capital stock: Class A Common Stock, $.01 par value per share, and Class B Common Stock, $.01 par value per share. The Class A Common Stock is traded on the NASDAQ National Market System under the symbol "ISCA." The Class B Common Stock is traded on NASDAQ's Over-The-Counter Bulletin Board under the symbol "ISCB" and, at the option of the holder, is convertible to Class A Common Stock at any time. As of November 30, 2002, there were approximately 3,399 record holders of Class A Common Stock and approximately 805 record holders of Class B Common Stock.

The reported high and low sales prices or high and low bid information as applicable for each quarter indicated are as follows:

	ISCA		ISCB(1)	
	High	Low	High	Low
Fiscal 2001:				
First Quarter	$ 47.25	$ 36.25	$ 47.00	$ 36.25
Second Quarter	48.00	36.00	47.75	36.00
Third Quarter	44.10	38.38	44.20	38.50
Fourth Quarter	42.67	30.40	42.00	30.60
Fiscal 2002:				
First Quarter	44.87	38.41	44.50	38.65
Second Quarter	45.98	39.50	45.76	39.55
Third Quarter	42.13	34.20	42.00	34.00
Fourth Quarter	42.90	31.53	42.85	33.05

(1) ISCB quotations were obtained from the OTC Bulletin Board and represent prices between dealers and do not include mark-up, mark-down or commission. Such quotations do not necessarily represent actual transactions.

Dividends

Annual dividends of $0.06 per share were declared in the quarter ending in May and paid in June in fiscal years 2001 and 2002 on all common stock that was issued at the time.

Investor Inquiries and 10-K

For more information about
International Speedway Corporation contact:
Investor Relations
International Speedway Corporation
Post Office Box 2801
Daytona Beach, Florida • 32120-2801
Phone: (386) 947-6465
www.iscmotorsports.com

Corporate Address

International Speedway Corporation
Post Office Box 2801 • Daytona Beach, Florida • 32120-2801

Transfer Agent and Registrar
SunTrust Bank, Atlanta
Mail Code GA-ATLANTA-0258
Post Office Box 4625 • Atlanta, Georgia • 30302
Phone: (800) 568-3476

Independent Auditors for 2002
Ernst & Young LLP • Jacksonville, Florida

Other Corporate Officers

John R. Saunders
Senior Vice President - Operations

W. Garrett Crotty
Vice President,
Secretary and General Counsel

John E. Graham, Jr.
Vice President - Business Affairs and
Corporate Communications

W. Grant Lynch, Jr.
Vice President of International Speedway
Corporation,
President of Talladega Superspeedway, LLC

Paul D. H. Phipps
Vice President - Sales and Marketing

Leslie A. Richter
Vice President - Special Projects

Susan G. Schandel
Vice President - Administrative Services,
Chief Financial Officer and Treasurer

Daniel W. Houser
Controller, Chief Accounting Officer and
Assistant Treasurer

Glenn R. Padgett
Chief Counsel - Operations and
Assistant Secretary

Board of Directors


William C. France
Chairman and Chief
Executive Officer
*International Speedway
Corporation*


James C. France
President and Chief Operating
Officer
*International Speedway
Corporation*


Roger S. Penske
Vice Chairman
*International Speedway
Corporation*
Chairman and Chief Executive
Officer
Penske Corporation


Lesa D. Kennedy
Executive Vice President
*International Speedway
Corporation*


H. Lee Combs
Senior Vice President
Corporate Development
*International Speedway
Corporation*


J. Hyatt Brown
President and Chief Executive
Officer
Brown & Brown, Inc.


John R. Cooper
Retired as Vice President
*International Speedway
Corporation*


Walter P. Czarnecki
Executive Vice President
Penske Corporation


Robert R. Dyson
Chairman and Chief Executive
Officer
*Dyson-Kissner-Moran
Corporation*


Brian Z. France
Executive Vice President and
Vice Chairman
NASCAR, Inc.


Christy F. Harris
Attorney in private practice of
business and commercial law


Raymond K. Mason, Jr.
President
Centerbank of Jacksonville, N.A.


Gregory W. Penske
President
Penske Automotive Group, Inc.


Edward H. Rensi
Retired as CEO and President
McDonald's USA
Chairman and Chief Executive Officer
Team Rensi Motorsports


Lloyd E. Reuss
Retired as President
General Motors Corporation


Chapman J. Root, II
Director
The Root Organization


Thomas W. Staed
Chairman
Staed Family Associates



International Speedway Corporation

Post Office Box 2801

Daytona Beach, Florida

32120-2801

386-254-2700

For Tickets, Merchandise and Information

www.iscmotorsports.com